08002510

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REGISTRANT'S NAME UCB S.A.

*CURRENT ADDRESS Allée de la Recherche 60
1070 Brussels (Belgium)

**FORMER NAME

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MAY 16 2008
THOMSON REUTERS

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Successful Takeover of SCHWARZ PHARMA By UCB

Acceptance level of UCB tender offer for SCHWARZ PHARMA reaches 87.62%

Brussels (Belgium), January 4, 2007 - 7:00 AM (CET) – UCB announces that it has received tenders amounting to 87.62% of the total outstanding share capital of SCHWARZ PHARMA AG ("SCHWARZ PHARMA") (or 86.80% of the fully diluted share capital, including treasury shares) during its tender offer for SCHWARZ PHARMA which closed on December 28, 2006 at midnight. Shareholders of SCHWARZ PHARMA, who have tendered their shares during the final acceptance period, are expected to receive, on January 11, 2007, payment of 50 euros in cash and 0.8735 new UCB shares as consideration for each tendered SCHWARZ PHARMA share. The listing of these new UCB shares on Eurolist by Euronext Brussels is expected to occur on January 8, 2007.

Roch Doliveux, CEO of UCB, said, "We are very pleased with the results of our tender offer for SCHWARZ PHARMA. The level of acceptances provides a solid basis for this exciting business combination. We welcome the SCHWARZ PHARMA shareholders to UCB and thank them for their support in assisting to build UCB into the next generation biopharmaceutical leader."

Pierre Fabre acquires Over-The-Counter Business of UCB in France, Benelux, Switzerland and Greece

Castres (France) and Brussels (Belgium), January 8, 2006 at noon CET – Pierre Fabre and UCB jointly announce that Pierre Fabre, a pharmaceutical leader in the European Over-The-Counter (OTC) market, has acquired the OTC business of UCB in France, Benelux, Switzerland and Greece.

The acquisition involves certain mature products with strong brand names (a.o. Carbolevure, Revitalose, Balsoclase, Toclase), representing sales of approximately 18 million euros and a perfect fit with Pierre Fabre's strategy. The transaction includes the sale of UCB OTC assets in France, Benelux, Switzerland and Greece. UCB will continue to manufacture and supply some of the transferred products during a transitional period.

Furthermore, UCB and Pierre Fabre have entered into a distribution agreement under which Pierre Fabre will pursue the active marketing of UCB's leading anti-histamine, ZyrtecSet®, in the OTC market in France.

Pierre-Yves Revol, Chief Executive Officer of Pierre Fabre commented, "The acquisition of UCB's OTC business in these countries perfectly fits Pierre Fabre's strategy of developing its healthcare division and enlarge its portfolio with strong brands in France, as well as in countries where the group is already well established. Both Pierre Fabre and UCB product ranges complement each other well and the addition of a new sales team will further increase our OTC presence and strengthen our ties with our pharmacy partners."

Roch Doliveux, Chief Executive Officer of UCB, declared, "This transaction is another step taken by UCB in its strategy to focus on research-driven innovation and novel therapeutic solutions for severe and chronic diseases. We would like to pay tribute to everyone involved in successfully running these OTC activities and wish them the best. Pierre Fabre is certainly the right partner to fully exploit the potential of our portfolio of OTC products in these countries."

About Pierre Fabre

The Pierre Fabre Group, the second largest independent laboratory in France, employs some 8,620 people, and achieved 1.48 billion euros in sales in 2005. Pierre Fabre Médicament, the pharmaceutical branch of the Pierre Fabre Group, made Research and Development its core business and the key to its future. With 1,400 employees dedicated to R&D, Pierre Fabre Médicament invests 25% of its annual sales to R&D, in five major therapeutic areas in terms of public health: oncology (the priority R&D area of Pierre Fabre Médicament, with 50% of all R&D expenses), central nervous system, cardiology, internal medicine/urology, dermatology.

Admission to listing on Eurolist by Euronext Brussels of 1,767,184 new shares of UCB issued

in the context of UCB's public tender offer on the shares of SCHWARZ PHARMA AG

Brussels (Belgium) – January 8, 2007 - UCB SA/NV ("UCB") announces that 1,767,184 new UCB shares have been issued today to the benefit of the shareholders of SCHWARZ PHARMA AG ("Schwarz Pharma") who have tendered their shares during the second acceptance period of its public offer on all outstanding shares of Schwarz Pharma, as announced on 25 September 2006. This second acceptance period ended on 28 December 2006. The shares have been created by means of a capital increase unanimously approved by UCB's General Shareholders' Meeting of 23 October 2006.

The new capital of UCB will amount to 549,839,856 euros, represented by 183,279,952 UCB shares. In the context of its tender offer on the shares of Schwarz Pharma, UCB increased in two tranches its capital by 25.58% in total.

Based on UCB's share price at closing on 5 January 2007 (51.50 euros), UCB's market capitalisation would today amount to 9.4 billion euros.

Euronext approved the admission to listing of the new shares on 8 January 2007. These shares will be listed on Eurolist by Euronext Brussels as from the same date and will be traded under the same codes as the existing UCB shares. (ISIN: BE0003739530 - Stock Exchange symbol: UCB).

For more information, reference is made to the offer document relating to the public takeover offer by UCB and UCB SP GmbH to the shareholders of Schwarz Pharma, which is available on the website of UCB [www.ucb-group.com]. The CBFA has decided that the offer document constitutes information which is equivalent to the information which needs to be provided in a listing prospectus, in accordance with article 18 § 2 c) of the Belgian Law of 16 June 2006.

UCB and SCHWARZ PHARMA start preparations for domination and profit transfer agreement

Brussels (Belgium), January 12, 2007 – 7:00 AM (CET) – UCB and SCHWARZ PHARMA announce that they will start negotiations on the conclusion of a domination and profit transfer agreement between UCB SP GmbH as controlling company and SCHWARZ PHARMA AG as controlled company.

Under German law, a domination and profit transfer agreement will enable UCB and SCHWARZ PHARMA to operate as one fully integrated entity. Under a domination and profit transfer agreement, outside shareholders of SCHWARZ PHARMA AG will be entitled to either remain as shareholder and receive a annual guaranteed dividend or sell their shares to UCB SP GmbH. Details are still to be determined and agreed upon.

The domination and profit transfer agreement requires the approval by the shareholders' meeting of SCHWARZ PHARMA AG with a majority of 75% of the votes. The resolution shall be passed in the ordinary shareholders' meeting of SCHWARZ PHARMA AG scheduled for early May 2007. As a result of the takeover offer UCB holds approximately 87.6% of the total outstanding share capital of SCHWARZ PHARMA AG.

More European patients with epilepsy to benefit from Keppra®

EC approves new indication for Keppra® as adjunctive therapy in the treatment of primary generalised tonic-clonic seizures in patients with Idiopathic Generalised Epilepsy

Brussels (BELGIUM), 16 January 2007 - 5:30 PM (CET) – The European Commission (EC) has approved Keppra® (levetiracetam), as adjunctive therapy for the treatment of primary generalised tonic-clonic (PGTC) seizures in adults and adolescents from 12 years of age with Idiopathic Generalised Epilepsy (IGE). This new indication represents the fifth EU approval for Keppra® in epilepsy, and the second EU approval for Keppra® in a generalised seizure type.

Keppra® is already indicated in Europe as[1]:

- Monotherapy in the treatment of partial onset seizures with or without secondary generalisation in patients from 16 years of age with newly diagnosed epilepsy
- Adjunctive therapy for partial onset seizures with or without secondary generalisation in adults and children from 4 years of age with epilepsy
- Adjunctive therapy for myoclonic seizures in adults and adolescents from 12 years of age with Juvenile Myoclonic Epilepsy (JME).

'PGTC seizures are the most serious seizure type within the generalised epilepsies. In the well-controlled trial supporting this indication, relatively high PGTC seizure freedom rates were observed with Keppra® in previously drug refractory patients. This significant new approval supports a broad spectrum of efficacy, and adds to the growing data and patient experience with Keppra® as adjunctive therapy across partial and generalised seizure types.' said Professor Perucca, University of Pavia, Italy.

Clinical Data

The efficacy and tolerability of Keppra® in patients with refractory idioipathic generalised epilepsy (IGE) experiencing PGTC seizures has been demonstrated in a clinical trial presented at the 60th Annual Meeting of the American Epilepsy Society in San Diego, U.S., December 2006.

The study was a 24-week double-blind, placebo-controlled study of adjunctive Keppra® including 164 patients, age four to 65 years (adults, adolescents and a limited number of

children) experiencing refractory idiopathic generalized epilepsy with ≥3 PGTC seizures over an eight week baseline. Keppra® was up-titrated over four weeks to a target dose of 3000 mg/day (60 mg/kg/day for paediatric patients), and the target dose was then evaluated over 20 weeks. [2] More patients receiving Keppra® in this study experienced at least a 50% reduction in PGTC seizure frequency per week compared with placebo (72.2% versus 45.2%; $p<0.001$).[2] High seizure freedom rates for patients taking Keppra® compared to those taking placebo were also observed over the treatment period (24.1% versus 7.1% ($p=0.004$) [2]. Keppra® was well tolerated and fatigue was the adverse effect most commonly reported. With continued long-term treatment, 47.4% and 31.5% of patients taking Keppra® were free of tonic-clonic seizures for at least 6 months and 1 year, respectively.[1]

'*Since Keppra® was launched in 2000, as adjunctive therapy for partial onset seizures, the clinical development program has focused on an ever widening range of seizure types. This latest approval for Keppra® is a further step towards our goal of seizure freedom, with minimal side effects, for as many people with epilepsy as possible,*' said Troy Cox, President CNS Operations, UCB.

European Medicines Agency adopts positive opinion recommending approval of Xyrem® for the treatment of narcolepsy with cataplexy in adult patients

Brussels, Belgium, 25 January 2007 – 5:30 PM CET - UCB today announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMEA) has issued a positive opinion recommending that the European Commission grants marketing authorisation for Xyrem® (sodium oxybate) in the treatment of narcolepsy with cataplexy in adult patients. The European Commission is expected to issue a decision within approximately six weeks.

Narcolepsy is a debilitating, life-long disorder. Typically beginning with excessive daytime sleepiness during the second and third decades of life, narcolepsy usually progresses to include disturbed night-time sleep, cataplexy, sleep paralysis and hypnagogic hallucinations.

Troy Cox, President CNS Operations, UCB said, *'This positive opinion is encouraging news and we now look forward to the opportunity of making Xyrem® available to more patients in Europe with this sleep disorder. With this expanded indication, Xyrem® would be the first and only medicine approved by the European Medicines Agency for the treatment of narcolepsy with cataplexy in adult patients.'*

The effectiveness of Xyrem® for the treatment of narcolepsy symptoms has been established in three multi-centre, double-blind, placebo-controlled studies[1-3]. The long term safety and efficacy of Xyrem® for the treatment of narcolepsy has also been evaluated in a 12-month, open-label, multicentre extension trial[4].

UCB gains global rights pertaining to VEGFR-2 for CDP-791

Brussels (Belgium), February 6, 2007 – 8:00 AM (CET) - UCB (Euronext: UCB) announced today that UCB and ImClone Systems Incorporated (NASDAQ: IMCL) ("ImClone") have agreed to terminate their CDP-791 development agreement. UCB will enjoy freedom to operate rights globally to ImClone's intellectual property pertaining to vascular endothelial growth factor receptor-2 ("VEGFR-2") for CDP-791. In return, ImClone will receive a royalty on future sales of CDP-791, when UCB will commercialise this antibody.

Melanie Lee, Executive Vice President, R&D, UCB, commented "UCB will continue to fully develop CDP-791 and intends to globally market this promising compound in the future. The development of CDP-791 is progressing well and we are eagerly awaiting the results of the phase IIa evaluation in the next couple of months as planned."

UCB is currently evaluating CDP-791 for the treatment of non-small-cell lung cancer in a phase IIa clinical programme. CDP-791 is UCB's PEGylated diFab antibody designed to inhibit the function of a signaling pathway known to play a role in the formation of blood vessels in tumors by blocking VEGFR-2 from binding to molecules (ligands) that stimulate its activation.

Financière de Tubize strengthens its shareholding in UCB

Brussels (Belgium), February 9, 2007 - 6:00 PM CET – Financière de Tubize S.A., UCB's reference shareholder, has announced today that Financière de Tubize and a group of long term investors have acquired 13.89 million shares of UCB (7.58% of UCB issued share capital) from the Schwarz family. The Schwarz family is committed to retaining its remaining 9.88 million shares of UCB (5.39% of UCB issued share capital) until at least June 2010.

Roch Doliveux, Chief Executive Officer, UCB, commented "UCB highly appreciates the enhanced commitment and confidence of Financière de Tubize and welcomes the endorsement of these new long term shareholders."

A copy of Financière de Tubize's press release is attached.

PRESS RELEASE

Brussels - February 9, 2007

Financière de Tubize
Allée de la recherche 60
B-1070 Brussels, Belgium

Financière de Tubize and a group of long term investors have acquired this morning a block of 13.89 million UCB shares at a price of 48.75€ per share, representing a discount of 1.5% on the weighted average price per UCB share of the previous day, ie February 8, 2007. This transaction bearing on 7.58% of UCB's share capital concerns the block of shares held by Schwarz Vermögensverwaltung GmbH & Co KG which was freely transferable.

Financière de Tubize acquired 4.00 million UCB shares, the remainder being acquired by a group of long term investors with whom Financière de Tubize entered into various shareholders' agreements including among others a three year lock-up and pre-emption rights for the benefit of Financière de Tubize. As a result of this transaction, Financière de Tubize increased its total holding in UCB from 34.03% to 36.21%.

This transaction reflects the increased confidence that Financière de Tubize has in the future prospects of UCB. UCB declared today that it welcomed the reinforcement made by its reference shareholder and the arrival of new long term shareholders.

At the time of this transaction, Financière de Tubize does not have in its possession any non-public price sensitive information on UCB.

The stake sold by the Schwarz family holding had been acquired in the context of the friendly takeover of Schwarz AG by UCB. The Schwarz family holding remains a long term shareholder of UCB and retains a further 5.4% stake in the company. As per the existing shareholders' agreement between the Schwarz family holding and Financière de Tubize, Schwarz Vermögensverwaltung GmbH & Co KG has a lock-up until June 1st, 2010 on half of this stake and until 1st June 2011 on the other half.

For further enquiries, please contact:

Financière de Tubize
Philippe de Coodt
Phone : + 32 2 655 0673

Morgan Stanley
Antoine de Spoelberch
Phone : + 44 20 7425 5082

RECEIVED
2008 APR -2 A 7:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Significant Phase III Results with CIMZIA™ in Rheumatoid Arthritis

Radiographic Data Demonstrated Significant Reduction in Joint Damage

Brussels (Belgium), February 23, 2007 at 7:00 AM CET — UCB today announced key results of a pivotal Phase III study (RAPID 1) involving nearly 1,000 patients on CIMZIA™ (certolizumab pegol), the first PEGylated, Fc-free anti-TNF, intended for the treatment of moderate to severe rheumatoid arthritis (RA). RAPID 1's radiographic data showed that CIMZIA™ in combination with methotrexate prevented structural damage of the joints to a significantly greater degree than placebo plus methotrexate after one year's treatment.

RAPID 1 achieved its co-primary endpoint, the inhibition of progression of structural damage, with a statistically significantly smaller change from baseline in modified Total Sharp Score (mTSS)[a] observed at week 52 in both CIMZIA™ treatment arms (400mg at week zero, week two and week four followed by 200mg every two weeks; or 400mg every two weeks) compared with the placebo treated arm ($p<0.001$).

The study also showed that in both active treatment arms CIMZIA™ improved the signs and symptoms of RA to a clinically statistically significantly greater degree than the placebo arm in patients who had inadequately responded to methotrexate alone ($p<0.001$).

Similar results were observed with a second pivotal Phase III study of CIMZIA™ in RA, RAPID 2, using CIMZIA™'s new subcutaneous liquid formulation.

In both RAPID 1 and RAPID 2, the primary endpoint, ACR 20 response[b] at 24 weeks, was significantly higher in both CIMZIA™ treated arms than in the placebo treated arm ($p<0.001$) . In both studies there was no significant difference between response levels in either of the CIMZIA™ treatment arms. ACR 50 and ACR 70 responses were also both achieved with statistical significance in both studies.

RAPID 1 and RAPID 2 demonstrated that effective results in the treatment of RA can be achieved with a 400mg total monthly dose of CIMZIA™ — a higher dose is not necessary.

"These results are significant. They showed, for the first time, that the Fc region present in conventional anti-TNFs is not required for activity in rheumatoid arthritis", commented Professor Edward Keystone, Professor of Medicine, University of Toronto, Canada. "These

data confirm that certolizumab pegol may provide a valuable new treatment option for patients with this condition."

CIMZIA™ was also shown to have a rapid onset of action: approximately three-quarters of actively-treated patients, who achieved ACR 20 at week 24, actually reached ACR 20 within four weeks.

"The RAPID 1 and 2 studies showed consistent and robust efficacy with both the lyophilized and liquid formulations of certolizumab pegol," added Professor Joseph Smolen, Chairman of the Department of Rheumatology, Medical University of Vienna, Austria. "Interestingly, both studies show that maximal response can be achieved as early as 12 to 16 weeks."

The safety and tolerability profile of CIMZIA™ in both studies was consistent with that expected of an anti-TNF agent.

Further data from both RAPID 1 and RAPID 2 will be presented at major international rheumatology congresses later this year. Preparation for a licence submission in the treatment of RA is ongoing, with filing planned in the second half of 2007.

UCB Full-Year 2006 Financial Results

Strong Business Performance and Strategic Move to Become a Next Generation Biopharma Leader

- Revenue growth up 8% to 2.5 billion euro and on like-for-like basis, up 11%
- Growth driven by leading Keppra® performance in the USA and Europe, with net sales up 36% to 761 million euro. Xyzal® sales up 13% and Zyrtec® continued to grow in the U.S.A. up 12%
- Investment in Research & Development up 21% to 615 million euro focusing primarily on Cimzia™ in various indications, *brivaracetam*, Keppra®XR, CDP791, CDP323 and *sclerostin*
- Profit from continuing operations up 36% to 367 million euro, including 90 million euro capital gains after tax on the sale of non-core business and products off set by 30 million euro of after tax other non recurring charges. On a like-for-like basis, profit from continuing operations up 13%
- Proposed gross dividend of 0.90 euro per share (net 0.675 euro per share)
- UCB's and SCHWARZ PHARMA's ("Schwarz") balance sheets have been consolidated as at 31 December 2006. UCB's 2006 income statement does not include any material impact from the acquisition of Schwarz, with the exception of some acquisition related financial and integration charges

Brussels (Belgium), 28 February 2007, 7:00 AM CET – UCB today announced its financial results for the 12 month period ended 31 December 2006.

Roch Doliveux, CEO of UCB, commented, "2006 was another landmark year for UCB where we made significant progress in implementing the strategy set up three years ago of becoming a next generation biopharmaceutical leader focused on selected severe diseases. UCB generated double-digit profit growth despite increasing investments in R&D and Sales & Marketing. Keppra® achieved outstanding growth and is now UCB's number one product and market leader in the USA and Europe for the treatment of epilepsy. UCB's Allergy franchise continued to perform well and significant progress was also made in our R&D pipeline."

"We are especially delighted about the successful acquisition of Schwarz Pharma, which gives UCB a global leadership position in neurology with a rich pipeline to accelerate growth and a strengthened and more diverse product portfolio."

UCB has sold successfully its stake in Cytec Industries

Brussels (Belgium), March 8, 2007 at 4:30 PM (CET) – UCB announced today that it has sold all its 5,772,857 shares held in Cytec Industries Inc. ("Cytec") for 248 million euros, realizing a capital gain of more than 20 million euros.

On March 1, 2005, UCB sold its Surface Specialties business to Cytec. Consideration for the transaction was 1,190 million euro in cash and 5,772,857 shares of Cytec. The contractual lock-up period for these Cytec shares expired on February 28, 2007.

New European Approval for Xyrem® Provides Significant Advance in the Treatment of Narcolepsy

European Commission Approves Xyrem® for Treatment of Narcolepsy with Cataplexy in Adult Patients

Brussels, Belgium – March 12, 2007 – 06:00 PM (CET): The European Commission has approved Xyrem® (sodium oxybate) for the treatment of narcolepsy with cataplexy in adult patients. This new indication means that Xyrem® is the first and only European Commission-approved medicine for this indication and supports the European Federation of Neurological Sciences guidelines on the management of narcolepsy which recommend Xyrem® as a viable treatment option across the multiple symptoms.[1]

Narcolepsy is a life-long disorder which typically begins with excessive daytime sleepiness during the second and third decades of life, progressing to include disturbed night-time sleep, cataplexy (muscle weakness), sleep paralysis and hypnagogic hallucinations (hallucinations while falling asleep).

'*A large number of patients require the administration of several medicines to control the core symptoms of narcolepsy. With this new approval, Xyrem® offers physicians and a substantial number of patients a single treatment option.*' said Professor Gert Jan Lammers, Neurologist, Leiden University Medical Center, the Netherlands.

In an extensive clinical trial programme, Xyrem® has been shown to:

- Reduce daytime sleepiness[2,3]
- Lower the number of cataplexy attacks[4,5,6]
- Improve night-time sleep quality[7]
- Produce clinically relevant improvement in daytime functioning – an important component of quality of life[8]

Across all studies, which involved more than 700 patients, Xyrem® was well tolerated.[9]

'*The new indication is an important stage in our plans for the development of Xyrem® and demonstrates our ongoing commitment to rare orphan diseases. The multiple symptoms of narcolepsy can profoundly impact patients' quality of life and we are pleased to offer sleep*

specialists and patients a new treatment option. ' said Troy Cox, President CNS Operations, UCB.

Last year,. UCB announced an extension to its Xyrem® licence agreement with Jazz Pharmaceuticals, Inc., which doubles the number of countries where UCB has commercialisation rights to the drug, and includes rights to Xyrem® in the treatment of fibromyalgia if and when the product is approved for this indication.

References

1. Billiard M., Bassetti C., Dauvilliers Y et al. EFNS Guidelines on management of narcolepsy. Eur J Neurol 2006; 13: 1035-1048
2. The Xyrem® International Study Group. A double-blind, placebo-controlled study demonstrates sodium oxybate is effective for the treatment of excessive daytime sleepiness in narcolepsy. *J Clin Sleep Med* 2005; 1: 391–397.
3. Black J, Houghton WC. Sodium oxybate improves excessive daytime sleepiness in narcolepsy. *Sleep* 2006; 29: 939–946.
4. The U.S. Xyrem® Multicenter Study Group. A randomized, double-blind, placebo-controlled, multicenter trial comparing the effects of three doses of orally administered sodium oxybate with placebo for the treatment of narcolepsy. *Sleep* 2002; 25: 42–49.
5. U.S. Xyrem® Multicenter Study Group. A 12-month, open-label, multicenter extension trial of orally administered sodium oxybate for the treatment of narcolepsy *Sleep* 2003; 26: 31–35.
6. The Xyrem® International Study Group. Further evidence supporting the use of sodium oxybate for the treatment of cataplexy: a double-blind, placebo-controlled study in 228 patients. *Sleep Med* 2005; 6: 415–421.
7. Mamelak M, Black J, Montplaisir J *et al.* A pilot study on the effects of sodium oxybate on sleep architecture and daytime alertness in narcolepsy. *Sleep* 2004; 27: 1327–1334.
8. Weaver TE, Cuellar N. A randomized trial evaluating the effectiveness of sodium oxybate therapy on quality of life in narcolepsy. *Sleep* 2006; 29:1189-1194.
9. Data on file [Summary of Clinical Safety]. UCB Pharma SA

Keppra® Approved for US Epilepsy Patients with One of the Most Debilitating Seizure Types

FDA approves Keppra® for primary generalized tonic-clonic seizures in adults and children aged 6 and older

Brussels, Belgium – March 20, 2007 – 8:30 pm CET – The US Food and Drug Administration (FDA) has approved UCB's leading anti-epileptic drug Keppra® (levetiracetam), as adjunctive therapy in the treatment of primary generalized tonic-clonic (PGTC) seizures in adults and children 6 years of age and older with idiopathic generalised epilepsy (IGE). In epidemiological studies generalized seizures account for about 40% of incidence cases, with generalized tonic-clonic seizures estimated at 23%.[1] The new indication, which is the fourth for Keppra® tablets and oral solution in the US, and the second for a generalized seizure type[3] confirms the broad spectrum efficacy of Keppra®. This US approval closely follows the European Commission approval for Keppra® in this debilitating generalized seizure type earlier this year.

'Almost one in four people with epilepsy have tonic-clonic seizures which are one of the most recognizable seizure types beginning with a sudden loss of consciousness and stiffening of the muscles, followed by rapid rhythmic jerking of the arms and legs.' said Dr. Robert C. Knowlton of UAB Epilepsy Centre, Birmingham, Alabama, US. He continued, '*Seizure freedom, with minimal side effects is the ultimate goal for physicians and patients. In the trial supporting this new indication higher seizure freedom rates were observed for patients taking Keppra® compared to those taking placebo. These results support the growing evidence for Keppra® as an effective adjunctive therapy across partial and generalised seizure types.*'

In a multicenter, randomized, double-blind, placebo-controlled clinical trial of Keppra® as add-on treatment in 164 patients (four-65 years of age) with refractory IGE, nearly a quarter (24.1%) achieved complete seizure freedom from all seizure types over the 20 week evaluation period .[2] This compared with only 8.3% of those who received a placebo in addition to their usual treatment ($p=0.009$)[2]. Nearly three quarters (72.2%) of those who took Keppra® achieved a 50% reduction in weekly PGTC seizures, compared to less than half (45.2%) of those in the placebo group ($p<0.001$).[2] In this well-controlled clinical study, the most frequently reported adverse event was nasopharyngitis (14% in Keppra® patients compared with 5% in patients taking placebo).[3]

Keppra® is already approved in the US as:

- Adjunctive therapy in the treatment of partial onset seizures in adults and children (≥4 years of age) with epilepsy [3,4]
- Adjunctive therapy in the treatment of myoclonic seizures in adults and adolescents (≥12 years of age) with Juvenile Myoclonic Epilepsy (JME)[3]

'*People with epilepsy want to be free to get on with their everyday lives. This latest indication for Keppra® supports its broad spectrum of efficacy across partial and generalised seizures types. We are pleased that there is now an opportunity for patients with one of the most debilitating seizure types – primary generalized tonic-clonic seizures - to benefit from Keppra®*', said Troy Cox, President CNS Operations, UCB.

UCB Provides Update on CIMZIA™ for Crohn's Disease and Rheumatoid Arthritis in the US

UCB to initiate additional short-term clinical study in Crohn's disease
UCB to file in rheumatoid arthritis by year end 2007

Brussels, Belgium, March 23, 2007 at 07:00 AM CET – UCB has decided to initiate an additional short-term clinical study of CIMZIA™ (certolizumab pegol) to confirm the induction of clinical response in moderate to severe active Crohn's disease. UCB will work closely with the Food and Drug Administration (FDA) to finalise the design of the clinical study in order to provide additional clinical efficacy data. Furthermore, by the end of April 2007 UCB will also reply fully to the Complete Response Letter received on December 21, 2006. In its Complete Response Letter, the FDA raised no major issues or concerns around the safety of CIMZIA™ or relating to Chemistry, Manufacturing and Controls (CMC) but did question the adequacy of one study design. UCB expects the results from this additional clinical study with CIMZIA™ in Crohn's disease in the second half of 2008.

The initial CIMZIA™ development programme for the treatment of Crohn's disease met all primary endpoints with statistical significance. Therefore, whether this additional study, which was not part of the pivotal trials program initially agreed with the FDA, will be a pre-approval requirement or a post-approval commitment, is still the subject of the ongoing communications with the FDA.

UCB plans to file a Biologics License Application (BLA) with the FDA for CIMZIA™ in the treatment of rheumatoid arthritis by year end 2007.

"We have complete confidence in CIMZIA™'s robust efficacy and competitive safety", commented Roch Doliveux, Chief Executive Officer, UCB, "CIMZIA™ will be, at launch, the first anti-TNF which is a PEGylated and Fc-free antibody fragment. We are looking forward to making this new treatment option available to patients who suffer from rheumatoid arthritis and Crohn's disease, and will continue our dialogue with the FDA in order to obtain approval for CIMZIA™ in the US as soon as possible".

UCB S.A./N.V.

Report of the Board of Auditors to the general shareholders' meeting on the annual accounts as of and for the year ended 31 December 2006

23 March 2007

Emmanuèle Attout
Woluwe Garden
Woluwedal 18
B -1932 Sint-Stevens-Woluwe

Daniel Goossens
Riverside Business Park
Internationalelaan 55/30
B - 1070 Brussel

REPORT OF THE BOARD OF AUDITORS TO THE GENERAL SHAREHOLDERS' MEETING ON THE ANNUAL ACCOUNTS OF THE COMPANY UCB S.A./N.V. AS OF AND FOR THE YEAR ENDED 31 DECEMBER 2006

As required by law and the company's articles of association, we report to you in the context of our appointment as statutory auditors. This report includes our opinion on the annual accounts and the required additional comments and information.

Unqualified opinion on the annual accounts

We have audited the annual accounts of UCB S.A./N.V. as of and for the year ended 31 December 2006, prepared in accordance with the financial reporting framework applicable in Belgium, and which show a balance-sheet total of EUR 6.971 million and a profit for the year of EUR 517 million.

The company's board of directors is responsible for the preparation of the annual accounts. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of annual accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with the legal requirements applicable in Belgium and with Belgian auditing standards, as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement.

In accordance with the auditing standards referred to above, we have carried out procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The selection of these procedures is a matter for our judgment, as is the assessment of the risk that the annual accounts contain material misstatements, whether due to fraud or error. In making those risk assessments, we have considered the company's internal control relating to the preparation and fair presentation of the annual accounts, in order to design audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. We have also evaluated the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as the presentation of the annual accounts taken as a whole. Finally, we have obtained from the board of directors and company officials the explanations and information necessary for our audit. We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

In our opinion, the annual accounts of give a true and fair view of the company's net worth and financial position as of 31 December 2006 and of its results for the year then ended in accordance with the financial reporting framework applicable in Belgium.

Additional comments and information

The company's board of directors is responsible for the preparation and content of the management report, and for ensuring that the company complies with the Companies' Code and the company's articles of association.

Our responsibility is to include in our report the following additional comments and information, which do not have any effect on our opinion on the annual accounts:

- The management report deals with the information required by the law and is consistent with the annual accounts. However, we are not in a position to express an opinion on the description of the principal risks and uncertainties facing the company, the state of its affairs, its foreseeable development or the significant influence of certain events on its future development. Nevertheless, we can confirm that the information provided is not in obvious contradiction with the information we have acquired in the context of our appointment.

- Without prejudice to certain formal aspects of minor importance, the accounting records are maintained in accordance with the legal and regulatory requirements applicable in Belgium.

- There have been no transactions undertaken or decisions taken in breach of the company's statutes or the Companies' Code such as we would be obliged to report to you. The appropriation of results proposed to the general meeting is in accordance with the relevant requirements of the law and the company's articles of association.

- In accordance with article 523 of the Companies' Code, we are also required to report to you on the decisions of the Board of Directors of 13 March 2006 relative to (1) the issuance of 1.450.000 stock options in favour of some 700 Executives grade 6 and above of the UCB group, and (2) the free share grant of 110.000 shares to about 40 Senior Executives or so within the group and the potential free share grant of an additional 50.000 shares to be allocated during the year by decision of the Executive Committee. These decisions were recorded in minutes, the text of which is taken in extenso at the end of the management report. As explained in these minutes, the financial consequences of the decision to issue 1.450.000 stock options are limited and consist essentially of the difference which might exist between the price of the purchase of its own shares by the company and the price of the sale of these same shares to the siaff concerned when exercising the options in accordance with the conditions stipulated in the plan rules, increased, where relevant, by the difference between the exercise price and the market value of the UCB share at that moment. The financial consequences of the decision to grant 110.000 free shares and potentially an additional 50.000 free shares consist in covering the obligations which result from these awards of free UCB shares, i.e. the purchase price and the cost of financing of these shares, minus the dividends paid out during the holding period.

Brussels, 23 March 2007

The Board of Auditors

Emmanuèle Attout

Daniel Goossens

UCB S.A./N.V.

Report of the Board of Auditors to the general shareholders' meeting on the annual accounts as of and for the year ended 31 December 2006

23 March 2007

Emmanuèle Attout
Woluwe Garden
Woluwedal 18
B -1932 Sint-Stevens-Woluwe

Daniel Goossens
Riverside Business Park
Internationalelaan 55/30
B - 1070 Brussel

REPORT OF THE BOARD OF AUDITORS TO THE GENERAL SHAREHOLDERS' MEETING ON THE ANNUAL ACCOUNTS OF THE COMPANY UCB S.A./N.V. AS OF AND FOR THE YEAR ENDED 31 DECEMBER 2006

As required by law and the company's articles of association, we report to you in the context of our appointment as statutory auditors. This report includes our opinion on the annual accounts and the required additional comments and information.

Unqualified opinion on the annual accounts

We have audited the annual accounts of UCB S.A./N.V. as of and for the year ended 31 December 2006, prepared in accordance with the financial reporting framework applicable in Belgium, and which show a balance-sheet total of EUR 6.971 million and a profit for the year of EUR 517 million.

The company's board of directors is responsible for the preparation of the annual accounts. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of annual accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with the legal requirements applicable in Belgium and with Belgian auditing standards, as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement.

In accordance with the auditing standards referred to above, we have carried out procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The selection of these procedures is a matter for our judgment, as is the assessment of the risk that the annual accounts contain material misstatements, whether due to fraud or error. In making those risk assessments, we have considered the company's internal control relating to the preparation and fair presentation of the annual accounts, in order to design audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. We have also evaluated the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as the presentation of the annual accounts taken as a whole. Finally, we have obtained from the board of directors and company officials the explanations and information necessary for our audit. We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

In our opinion, the annual accounts of give a true and fair view of the company's net worth and financial position as of 31 December 2006 and of its results for the year then ended in accordance with the financial reporting framework applicable in Belgium.

Additional comments and information

The company's board of directors is responsible for the preparation and content of the management report, and for ensuring that the company complies with the Companies' Code and the company's articles of association.

Our responsibility is to include in our report the following additional comments and information, which do not have any effect on our opinion on the annual accounts:

- The management report deals with the information required by the law and is consistent with the annual accounts. However, we are not in a position to express an opinion on the description of the principal risks and uncertainties facing the company, the state of its affairs, its foreseeable development or the significant influence of certain events on its future development. Nevertheless, we can confirm that the information provided is not in obvious contradiction with the information we have acquired in the context of our appointment.

- Without prejudice to certain formal aspects of minor importance, the accounting records are maintained in accordance with the legal and regulatory requirements applicable in Belgium.

- There have been no transactions undertaken or decisions taken in breach of the company's statutes or the Companies' Code such as we would be obliged to report to you. The appropriation of results proposed to the general meeting is in accordance with the relevant requirements of the law and the company's articles of association.

- In accordance with article 523 of the Companies' Code, we are also required to report to you on the decisions of the Board of Directors of 13 March 2006 relative to (1) the issuance of 1.450.000 stock options in favour of some 700 Executives grade 6 and above of the UCB group, and (2) the free share grant of 110.000 shares to about 40 Senior Executives or so within the group and the potential free share grant of an additional 50.000 shares to be allocated during the year by decision of the Executive Committee. These decisions were recorded in minutes, the text of which is taken in extenso at the end of the management report. As explained in these minutes, the financial consequences of the decision to issue 1.450.000 stock options are limited and consist essentially of the difference which might exist between the price of the purchase of its own shares by the company and the price of the sale of these same shares to the staff concerned when exercising the options in accordance with the conditions stipulated in the plan rules, increased, where relevant, by the difference between the exercise price and the market value of the UCB share at that moment. The financial consequences of the decision to grant 110.000 free shares and potentially an additional 50.000 free shares consist in covering the obligations which result from these awards of free UCB shares, i.e. the purchase price and the cost of financing of these shares, minus the dividends paid out during the holding period.

Brussels, 23 March 2007

The Board of Auditors

Emmanuèle Attout

Daniel Goossens

RECEIVED
2008 APR -2 A 7:26
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

UCB SA/NV

Public Limited Liability Company
Allée de la Recherche, 60
1070 Brussels (the "Company")

Register of legal entities: 403.053.608

SPECIAL REPORT OF THE BOARD OF DIRECTORS PURSUANT TO ARTICLE 559 OF THE COMPANY CODE

Dear Madam,
Dear Sir,

The Board of Directors (the "**Board**") has the honor, pursuant to article 559 of the Company Code, to submit the present report (the "**Report**") to you, in the framework of its proposal to modify the corporate purpose of the Company.

The Report contains the detailed justification of the proposed modification of the corporate purpose of the Company.

The proposed modification of the corporate purpose of the Company shall be submitted for approval to the Annual Shareholders Meeting of the Company that will be held on 26 April 2007.

The Report has been unanimously approved by the Board.

Pursuant to Article 559 of the Company Code, a statement relating to the assets and liabilities of the Company as of 28 February 2007 (**Annex 1**) as well as the report of the statutory auditors, Mrs. Emmanuèle Attout and M. Daniel Goossens relating to this statement are joined to this Report (**Annex 2**).

I. Current Purpose:

" The purpose of the company is the research, manufacture, purchase, sale and processing of all products associated with cellulose and its derivatives, of plastics, of pure, simple and compound chemical and pharmaceutical products, of textile materials and products, and of similar or complementary materials and products.

It can also undertake any activity as a consulting engineer, an engineering design office, in the design or manufacture of public or private equipment or undertakings - including their organisation - without any exceptions or reservations.

More generally it can undertake any commercial, industrial, financial, property, real estate, agricultural and mining operations both in Belgium and elsewhere, which may be directly or indirectly related to the above purposes.

It can take part by contributing financially, by merging, by subscribing to or purchasing shares or securities, by taking out holdings or in any other manner in any enterprise having a purpose directly or indirectly related to its industrial or commercial activities."

II. Justification

After the divestment in 2004 of its films activities and in 2005 of its chemicals activities, the Company contributed on 20 December 2006 the branch of activities consisting of its pharmaceutical activities to UCB Pharma SA, a 100%-subsidiary of the Company

Such contribution of branch of activities took place with the aim to transform the Company into a genuine top group company the main activities of which are to hold participations in other companies of the UCB group (the "**UCB Group**") and to deliver certain services, especially services of a corporate nature, to other companies and entities of the UCB Group.

Following the former divestments and this contribution, the current corporate purpose no longer reflects the reality, and it is therefore proposed to modify it as set forth under III.

It should be noted however that, in the context of the contribution of the pharmaceutical activities of the Company to UCB Pharma SA, the Company may exceptionally still be involved in some historical operational activities. Therefore, for the sake of legal security, it is also proposed to include a transitional provision in the new corporate purpose clause allowing the Company to complete the implementation of the contribution of the branch of activities. It can reasonably be expected that such completion will have taken place at the latest by the end of June 2008, after which this transitional clause will automatically cease to have effect and be removed from the Articles of Association.

III. New Corporate Purpose

"The purpose of the company is to hold and manage direct or indirect shareholdings in other companies having a purpose directly or indirectly related to research, development, industrial or commercial activities, focused mainly but not exclusively on the pharmaceutical industry.

The company can provide support services for third parties, in particular for companies in which the company has a direct or indirect interest.

More generally it can undertake any commercial, industrial, financial, property, real estate operation, both in Belgium and elsewhere, which may be directly or indirectly related to the above purposes, including, without being limited to, the financing of the companies in which it has an interest by way of loans, guarantees, grants of securities or in any other manner.

In a transition phase until 30 June 2008, the company can also continue to carry out its historical activities of research, manufacture, purchase, sale and processing of compound chemical and pharmaceutical products and of similar or complementary materials and products, on its own behalf or on behalf of another company of the UCB Group."

Such new corporate purpose will adequately reflect the new activities being carried out by the Company within the UCB Group.

Therefore we respectfully request the shareholders meeting to approve the proposed modification of the corporate purpose of the Company.

The board of directors

Done on 22 March 2007, in Brussels.

For the Board,

Annexes:

1. Statement relating to the assets and liabilities of the Company as of 28 February 2007;
2. Report of the statutory auditors relating to the statement relating to the assets and liabilities of the Company as of 28 February 2007.

UCB S.A.

BALANCE SHEET END OF FEBRUARY 2007 - BELGIAN GAAP

ASSETS

EUR'000	31.12.2006	28.02.2007
FIXED ASSETS		
I.Formation Expenses	34 282	36,127
II.Intangible Assets	-	-
III.Tangible Assets	8,387	8,351
IV.Financial Assets		
A.Apportioned companies		
1.Investments	6,393,213	4,713,066
2.Amounts receivable		
B Other Companies		
1.Shares	219,769	219,769
2.Amounts receivable		
C. Other Financial fixed assets		
1. Shares	1,225	1,225
2 Amounts receivable	2	2
	6,614,209	4 934,062
CURRENT ASSETS		
V.Receivables over one Year		
A.Trade Receivables	-	
B Other amounts receivable	18,402	857,730
	18,402	857,730
VI.Stocks and contracts in progress		
A Stocks		
1.Raw materials and consumables	-	-
2.Other amounts receivable	-	-
3 Finished goods	-	-
4 Goods purchased for resale	-	-
5 Buildings for resale	-	
6 Advance payments	-	
B Contracts in progress	-	
	-	-
VII Amounts receivable within one Year		
A.Trade receivables	25,457	29,942
B.Other amounts receivable	183 449	224,889
	208,906	254,830
VIII Investments		
A Own Shares		
B.Other investments and deposits	65,333	30,008
	65,333	30,008
IX Cash at bank and on hand	7,529	23,519
X Deferred charges and accrued income	13,633	11,271
	6,970,682	6,155,897

EQUITY

EUR'000	31.12.2006	28.02.2007
CAPITAL AND RESERVES		
I.Capital	544 538	550,084
II.Share premium account	1 603 461	1,601,204
III.Revaluation surpluses		
IV.Reserves		
A Legal Reserve	54 984	54,984
B Unavailable reserves		
C.Untaxed reserves		-
D.Distributable reserves	1 776 125	1 776 125
	1 831 109	1,831,109
V Retained earnings	145,457	145,457
VI.Investment grants		
SHAREHOLDERS EQUITY	4 124 565	4,127,854

EUR'000	31.12.2006	28.02.2007
VII. PROVIS.RISKS, CHARGES, TAX & LAT. LIAB		
A Provisions for risks and charges		
A Pensions and similar obligations	411	411
B.Taxation		
C.Major repairs and maintanance		
D.Other risks and charges		-
B. Deferred tax and latent liabilities		-
	411	411
DEBTS		
VIII.Amounts payable over one year		
A.Financial liabilities		
1.Subordinated loans		
2.Unsubordinated loans	600	600
3 Leasing and other similar obligations		-
4 Credit Institutions		-
5 Other loans	1 538 000	1,538,000
B.Trade creditors		
C.Advances received on contracts in progress		
D Other amounts payable		-
	1 538 600	1,538,600
IX Amounts payable within one year		
A.Current portion of amts payable over one year		-
B.Financial debts	993 217	98,716
C.Trade debts	34 525	9,217
D Advances received on contracts in progress		
E.Taxes, remunerations and social security	26 915	28,919
F.Other amounts payable	233 372	228,409
	1 288 029	365,262
X Accrued charges and deferred income	19 077	16,187
RESULTS		
XI.Current exercise earnings		107,585
	6 970 682	6,155,897

FREE TRANSLATION

UCB S.A.

Report of the board of auditors to the general shareholders' meeting in application of article 559 of the Company Code pursuant to the proposed modification of the company's object

27 March 2007

FREE TRANSLATION

UCB S.A.

Report of the board of auditors to the general shareholders' meeting in application of article 559 of the Company Code pursuant to the proposed modification of the company's object

---

1. Assignment

UCB SA, having its registered office at 60 Allée de la Recherche, 1070 Brussels, has instructed the board of auditors, Mrs Emmanuèle Attout and Mr Daniel Goossens, certified auditors, to draw up the report required by article 559 of the Company Code in the case of a proposed modification to the company's object.

The aforementioned article 559 contains the following provisions:

> *"If the modification to the articles of association relates to the company's object, a detailed justification of the proposed modification must be set out by the board of directors in a report announced in the agenda. To this report is appended a summary statement of assets and liabilities of the company, at a date not older than three months. The statutory auditors issue a separate report on that statement.*
>
> *Copies of these reports can be obtained in accordance with article 535."*

This report has been prepared in accordance with the legal provisions as a basis of information of the general meeting for the purposes of taking a decision on the modification of the object of the company.

FREE TRANSLATION

2. The proposed action

We have been informed of (i) the company's intention to modify its object and its articles of association on 26 April 2007 at a general meeting and (ii) the special report by the board of directors, prepared in accordance with article 559 of the Company Code.

The board of directors has justified the modification of the company's object citing the divestment of its chemical business in 2005 and the contribution of its pharmaceuticals business to another group company at the end of 2006. The main business of the company will be to hold participations in other UCB group companies and to deliver certain services, especially services of a corporate nature, to other companies and entities of the UCB group. Provisionally and at the latest until 30 June 2008, the company might still exceptionally carry out its historical operating activities.

Because of these changes to the company's activities, the board of directors proposes to modify the company's object as follows:

> *"The purpose of the company is to hold and manage direct or indirect shareholdings in other companies having a purpose directly or indirectly related to research, development, industrial or commercial activities, focused mainly but not exclusively on the pharmaceutical industry.*
>
> *The company can provide support services for third parties, in particular for companies in which the company has a direct or indirect interest.*
>
> *More generally it can undertake any commercial, industrial, financial, property, real estate operation, both in Belgium and elsewhere, which may be directly or indirectly related to the above purposes, including, without being limited to, the financing of the companies in which it has an interest by way of loans, guarantees, grants of securities or in any other manner.*
>
> *In a transition phase until 30 June 2008, the company can also continue to carry out its historical activities of research, manufacture, purchase, sale and processing of compound chemical and pharmaceutical products and of similar or complementary materials and products, on its own behalf or on behalf of another company of the UCB Group."*

FREE TRANSLATION

3. Statement of assets and liabilities as at 28 February 2007

The summary statement of assets and liabilities of the company as at 28 February 2007, showing a balance sheet total of EUR'000 6,155,898 and a positive equity of EUR'000 4,235,439, is appended to this report.

This statement is derived from the trial balance as at 28 February 2007 and has been prepared in accordance with the provisions of the Royal Decree of 30 January 2001 implementing the Company Code. The accounting policies applied are consistent with those applied on 31 December 2006.

4. Review procedures performed

We have carried out a limited review of the summary statement of assets and liabilities of the company as at 28 February 2007, in accordance with the recommendation of the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren" on limited reviews.

This review mainly comprised an analysis, comparison and discussion of the financial information with the company's management.

A limited review has a reduced scope in terms of objectives and verification procedures and provides less assurance than an audit of the annual accounts performed in accordance with generally accepted audit standards.

FREE TRANSLATION

5. Conclusion

In conclusion, we declare that we have carried out a limited review of the interim statement of assets and liabilities of UCB SA as at 28 February 2007, showing a balance sheet total of '000' EUR 6,155,898 and a positive equity of '000' EUR 4,235,439. Our assignment formed part of a project to modify the company's object. Accordingly, it consisted principally of an analysis, comparison and discussion of the financial information and was carried out in accordance with the recommendation on limited reviews as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". It provides therefore less assurance than an audit of the annual accounts. Based on our review, nothing has come to our attention requiring material adjustments to the interim statement of assets and liabilities.

This report is intended solely for the information of the general shareholders' meeting, in connection with the requirements of article 559 of the Company Code and should not be used for any other purpose.

Brussels, 27 March 2007

The Board of Auditors

Emmanuèle Attout　　　　Daniel Goossens

Appendix: Statement of assets and liabilities of UCB SA as at 28 February 2007

FREE TRANSLATION

SUMMARY STATEMENT OF ASSETS AND LIABILITIES OF UCB SA AS AT 28/02/2007

ASSETS	'000' EUR
Formation expenses	36,127
Tangible assets	8,351
Financial assets	4,934,062
Receivables over one year	857,730
Receivables within one year	254,830
Investments	30,008
Cash at bank and on hand	23,519
Deferred charges and accrued income	11,271
TOTAL ASSETS	6,155,898

LIABILITIES	'000' EUR
Share capital	550,084
Share premium	1,601,204
Reserves	1,831,109
Retained earnings	145,457
Profits of the current year	107,585
EQUITY	4,235,439
Provisions and deferred taxes	411
Debts over one year	
Financial liabilities	1,538,600
Debts within one year	
Financial debts	98,716
Trade debts	9,217
Taxes, remunerations and social security debts	28,919
Other amounts payable	228,409
Accrued charges and deferred income	16,187
LIABILITIES	1,920,459
TOTAL LIABILITIES	6,155,898

UCB Announces Positive Top-Line Phase III Results for Keppra® as Adjunctive Therapy for Partial Onset Seizures in Paediatric Patients from One Month to Less than Four Years of Age

Brussels, Belgium – April 20, 2007 at 7:00 AM CET – UCB today announced positive top-line results from a phase III, double-blind, randomized, multi-centre, placebo-controlled study evaluating the efficacy and tolerability of Keppra® (levetiracetam) *(20-50 mg/kg/day)* as adjunctive therapy in the treatment of partial onset seizures in children (*n=116*) from one month to less than four years of age. Compared with placebo, Keppra® was shown to significantly reduce the frequency of partial onset seizures in these paediatric patients with consistent results across all stratified age groups[1].

Commenting on the results, Jesús Eric Piña-Garza M.D., Professor of Paediatric Neurology & Director Pediatric Epilepsy Clinical Trials, Vanderbilt University, Nashville, Tennessee said *'There are very few studies assessing antiepileptic drug efficacy in infants. In this well-designed randomized trial Keppra® was shown to be more efficacious than placebo in controlling partial seizures in infants and young children with treatment resistant partial onset epilepsies. This study is a welcome addition to current information in paediatric epilepsy.'*

In this study 43.1% of Keppra®-treated patients experienced at least a 50% reduction in seizure frequency during the evaluation period (five days) compared with 19.6% of placebo-treated patients. The most common treatment-emergent adverse events that occurred in Keppra®-treated patients and more frequently than placebo-treated patients were somnolence and irritability. Prior to treatment children in this study were experiencing at least two partial onset seizures per week despite treatment with one or two other antiepileptic drugs. Efficacy assessment was based on 48 hour video EEG performed at baseline and at the end of the evaluation period with seizures identified and recorded by a central reader[1].

Fifty million people worldwide have epilepsy[2]. Childhood epilepsy is among the most prevalent neurological conditions. The effects of epilepsy on a child's psychological and social development are complex and cover all dimensions of a child's life and future.

Peter Verdru, Vice President, CNS Clinical Development, UCB said, *'This is the second double-blind, randomized, placebo-controlled trial of Keppra® in children, with studies in partial onset seizures now extending from infancy through adulthood.'* He continued, *'This*

trial was designed and conducted in close collaboration with the regulatory authorities. On the basis of these positive results in younger patients with treatment resistant partial seizures we intend to file a supplementary new drug application for Keppra®'.

Statement of the Chief Executive Officer of UCB to the 2007 Annual General Shareholders Meeting

Brussels (Belgium) - April 26, 2007, 1:00 pm CET - "2006 was a year of considerable achievement for UCB, underlining our ability to build global specialists brands such as Keppra® and consolidate the allergy franchise. The year also highlighted the quality of UCB's science, reflected by the significant progress that was made during the year in R&D. With the acquisition of Schwarz Pharma, we have further transformed UCB through broadening its drug portfolio and strengthening its pipeline, especially in neurology. We believe that we will be able to make even greater advances in the long run, financially, scientifically, and more importantly to the benefit of all our stakeholders, especially patients and their families, and our shareholders and employees.

The 2006 revenue increased by 8% to 2,523 million euros (11% on a like-for-like basis*), underpinned by net sales of 2,188 million euros. Profit from continuing operations amounted to 367 million euro, increasing by 14% on a like-for-like basis*. Sales of Keppra® were especially strong, growing by 36% to 761 million euros – the third successive year with an increasing growth rate. Our allergy franchise also exceeded expectations with sales of Xyzal® growing by 13%, and Zyrtec® growing by 15% in the USA.

UCB now has the key elements, including a rich pipeline and strong science combining biology and chemistry to become a next generation biopharma leader.

As I look ahead in the next five to ten years for the new UCB, I see three different phases for the company:

- Clearly during the next two to three years, we will fully integrate Schwarz Pharma and progress shaping UCB into the next generation biopharma leader. We will focus on investing in new product launches, delivering R&D milestones and continuing improvement in all business areas to enhance our performance, while our product mix will change with patent expiries of Zyrtec® and Keppra®.

- After this initial period, all our current efforts will bear fruit and we shall enjoy accelerating growth. This is already widely recognised in the world financial community.

- And beyond this, our research colleagues are working right now on further breakthroughs for UCB that will deliver additional new medicines for patients suffering from severe diseases.

Our priorities for 2007 are well defined. The successful integration of Schwarz Pharma and the delivery on synergy targets are the foundation for our future success and are on track. We will further maximise Keppra®'s potential, meet our R&D milestones and prepare for new product launches such as Xyzal® in the USA in partnership with sanofi-aventis, and the Parkinson's patch Neupro®.

Since our 2006 results presentation on February 28, we have continued to make significant progress:

- UCB Group is performing well in 2007 and results to date are in line with our expectations. We look forward to announcing our half year results on July 26, 2007.

- CIMZIA™ will be, at launch, the first anti-TNF which is a PEGylated and Fc-free antibody fragment with once-monthly subcutaneous dosing. We have complete confidence in CIMZIA™'s robust efficacy and competitive safety.

  We expect to file a Biologics License Application (BLA) with the FDA for CIMZIA™ in the treatment of rheumatoid arthritis by the end of 2007 based on its solid phase III results. Furthermore, we have decided to conduct an additional clinical study to confirm the induction of clinical response in moderate to severe active Crohn's disease, expecting to impact CIMZIA™'s US launch in this indication. Results from this new study will be available in the second half of 2008. The European approval of CIMZIA™ in Crohn's disease is progressing according to plan.

- Both the EMEA and the FDA have approved Keppra® as an adjunctive therapy in the treatment of primary generalised tonic-clonic seizures in adults and children over 6 years old with idiopathic generalised epilepsy. In epidemiological studies generalized seizures account for about 40% of incidence cases, with generalized tonic-clonic seizures estimated at 23%. The new indication, which is the fourth for Keppra® tablets and oral solution, and the second for a generalized seizure type confirms the broad spectrum efficacy of Keppra®.

- We expect to begin Phase III trials for *brivaracetam* in the treatment of epilepsy and Phase II clinical studies for CDP323 in multiple sclerosis by the end of this quarter.

- Our plans to launch Xyzal® in the US in partnership with sanofi-aventis are progressing well and we are on track to launch in the second half of 2007.

- Discussions and planning to integrate Schwarz Pharma are on schedule. The synergy target of at least 300 million euro after three years is confirmed. We have agreed on a Domination and Profit Transfer Agreement which will be submitted for approval to the

ordinary shareholders' meeting of Schwarz Pharma on 8 and 9 May 2007. Once the shareholders' meeting has given its approval, the agreement needs to be registered in local commercial register, upon which the agreement becomes effective. This act will mark what we call "Day 1", the day when UCB and Schwarz Pharma become one company.

- The Parkinson's patch Neupro® (*rotigotine* transdermal system) is now launched in more than ten European countries (including Germany, UK, Spain, Greece) and has been the most successful launch for a product in its category in these countries. Schwarz Pharma is actively preparing the launch of Neupro® in the USA. The approval by the FDA is expected in the next weeks and the launch is planned for this summer.

- *Rotigotine* for the treatment of the Restless Legs Syndrome successfully completed its phase III clinical programme and regulatory filing for Europe and the US is expected in the fourth quarter of 2007.

- *Lacosamide* showed solid phase III clinical results in the treatment of epilepsy and diabetic neuropathy. The regulatory filing of these programmes with both the FDA and the EMEA is actively being prepared and scheduled during the course of 2007.

I shall close by drawing the attention of shareholders to the hard work and substantial capabilities of my UCB colleagues, and the healthy challenge and support of the Board of Directors. We are grateful to all the patients and their caregivers for their encouragement and for their candid and inspirational feedback. And obviously, we would like to thank you, our shareholders, for your trust and for sharing our enthusiasm in building UCB into a next generation biopharma leader".

* On a like-for-like basis, i.e. excluding acquisitions, divestments and exchange rates

****

The Annual General Shareholders' Meeting has approved the payment of a gross dividend of 0.90 euro per share (net dividend of 0.675 euro per share) compared with 0.88 euro last year (net dividend of 0.66 euro per share). The dividend will be payable on Monday 30 April 2007.

The Annual General Shareholders' Meeting appointed Patrick Schwarz-Schuette as new member of the Board of Directors of UCB and re-elected Roch Doliveux and H.R.H. Prince Lorenz of Belgium.

Next year's Annual General Shareholders Meeting will be held on Thursday April 24, 2008 at 11:00 AM in Brussels (Belgium).

The financial results for the first semester 2007 will be announced on Thursday July 26, 2007.

UCB
Société anonyme
Allée de la Recherche, 60
1070 Brussels, Belgium

RPM 0403.053.608

The shareholders are invited to attend the Extraordinary General Meeting, which will be held on Thursday 26 April 2007, at 11:30 a.m., at the registered office, for the purpose of considering the items shown on the agenda set out below:

AGENDA

1. Special Report of the Board of Directors pursuant to Article 559 of the Company Code

2. Report of the Statutory Auditors relating to the statement relating to the assets and liabilities of the company as of 28 February 2007

3. Purpose of the company
   Proposed resolution
   It is proposed to adjust the purpose of the Company to reflect the recent changes in the scope of its activities (sale of the film and chemical specialties activities and contribution of all of its operational activities to another Belgian legal entity) and therefore, to replace Article 3 of the Articles of Association with the following provisions:
   "The purpose of the company is to hold and manage direct or indirect shareholdings in other companies having a purpose directly or indirectly related to research, development, industrial or commercial activities, focused mainly but not exclusively on the pharmaceutical industry.
   The company can provide support services for third parties, in particular for companies in which the company has a direct or indirect interest.
   More generally it can undertake any commercial, industrial, financial, property, real estate operation, both in Belgium and elsewhere, which may be directly or indirectly related to the above purposes, including, without being limited to, the financing of the companies in which it has an interest by way of loans, guarantees, grants of securities or in any other manner.
   In a transition phase until 30 June 2008, the company can also continue to carry out its historical activities of research, manufacture, purchase, sale and processing of compound chemical and pharmaceutical products and of similar or complementary materials and products, on its own behalf or on behalf of another company of the UCB Group."

4. Form of shares
   Proposed resolution
   It is proposed to amend Article 11, a), of the Articles of Association to put it in accordance with the new Belgian legislation on the abolition of bearer securities (14 December 2005) by adding a second paragraph as follows:
   "Bearer shares of the company, already issued and registered on a custody account or an investment account on 1 January 2008, will exist under the dematerialized form as from that date. Other bearer shares will automatically be converted into dematerialized shares, as from their registration on a custody account or an investment account as from 1 January 2008. "

5. Performance of decisions taken.
   Proposed resolution:
   To grant all necessary powers, including the right to delegate such powers, to various persons for the purpose of drawing up the final version of the Articles of Association.

In order to attend this meeting, the shareholders need to deposit their bearer shares, at the latest by Saturday, 21 April 2007, at the offices and agencies of Fortis Banque S.A.

Shareholders who wish to be represented need to deposit their proxy forms at the registered office of the company by Monday, 23 April 2007, at the latest.

THE BOARD OF DIRECTORS,

UCB
Société anonyme
Allée de la Recherche, 60
1070 Brussels, Belgium

RPM 0403.053.608

The shareholders are invited to attend the Annual General Meeting, which will be held on Thursday, 26 April 2007, at 11.00 a.m. at the registered office, for the purpose of considering the items shown on the agenda set out below:

Ordinary business

1. Management report of the Board of Directors(*)
2. Reports of the Auditors
3. – Presentation of the consolidated accounts of the UCB Group
   – Approval of the annual accounts of UCB S.A. and allocation of profits or losses
   Proposed resolution: the General Meeting approves the annual accounts of UCB S.A. to 31.12.2006 and the allocation of the profits or losses reflected therein.
4. Discharge of the Directors
   Proposed resolution: the General Meeting gives a discharge to the Directors.
5. Discharge of the Auditors
   Proposed resolution: the General Meeting gives a discharge to the Auditors.
6. Appointments pursuant to the Articles of Association
   Proposed resolutions:
   6.1. The General Meeting renews the appointment as Director of Roch Doliveux(*), which is due to expire, for the period provided by the Articles of Association.
   6.2. The General Meeting renews the appointment as Director of H.R.H. Prince Lorenz of Belgium(*), which is due to expire, for the period provided by the Articles of Association.
   6.3. The General Meeting acknowledges the position of H.R.H. Prince Lorenz of Belgium as an independent Director according to the law, satisfying the independence criteria provided by law and by the Board of Directors.
   6.4. The General Meeting resolves to appoint Patrick Schwarz-Schütte(*) as a new Director for the period provided by the Articles of Association.

(*)*Management Report of the Board and curriculum vitae are available at www.ucb-group.com*

Special business

7. Programme of free allocation of shares:
   This authorisation from the General Meeting is not required by law but is recommended in order to insure transparency and in accordance with UCB's Charter of Corporate Governance.
   Proposed resolution:
   The General Meeting approves the decision of the Board of Directors to allocate a number of 430,000 free shares:
   - of which 150,000 to personnel of the Leadership Team in 2007, namely to about 50 individuals, according to allocation criteria linked to the level of responsibility of those concerned. The allocations of these free shares will take place on completion of the condition that the interested parties remain employed within the UCB Group for a period of at least 3 years after the grant of awards;
   - of which 280,000 to employees members of the Leadership Team qualifying for the Performance Share Plan and for which payout will occur after a three year vesting period and will vary from 0% to 150% of the granted amount depending on the level of achievement of the performance conditions set by the company at the moment of grant.

In order to attend this meeting, the shareholders need to deposit their bearer shares, at the latest by Saturday, 21 April 2007, at the offices and agencies of Fortis Banque S.A.

Shareholders who wish to be represented need to deposit their proxy forms at the registered office of the company by Monday, 23 April 2007, at the latest.

THE BOARD OF DIRECTORS,

RECEIVED
2008 APR -2 A 7:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

UCB Presents Long-Term CIMZIA™ Data in Crohn's Disease

CIMZIA™ maintained long-term response at stable doses,
according to new data presented at Digestive Disease Week (DDW)

Brussels, Belgium, May 22, 2007 at 7:00 AM (CET) — UCB announced today that new data presented at Digestive Disease Week 2007 (DDW) demonstrated long-term response and remission in Crohn's disease patients treated with CIMZIA™ (certolizumab pegol), the only Fc-free PEGylated, Fab' fragment anti-TNF.

The study, called PRECiSE 3 (P3), is a long-term open label continuation of the Phase III PRECiSE Program for CIMZIA™. Some of the study results presented at DDW are an interim analysis of a patient subgroup who responded continuously to CIMZIA™ during an 18-month period. These patients completed the PRECiSE 1 (P1) or PRECiSE 2 (P2) trials, enrolling in P3 at week 52. At week 80, the study showed that more than 85 percent of the patient subgroup who continuously received CIMZIA™ 400 mg subcutaneously every four weeks maintained clinical response, with nearly 74 percent of these patients achieving remission.[1] The extension study used the Harvey-Bradshaw Index (HBI)[a] to assess clinical response (defined as a reduction in HBI score of at least three points) and remission (HBI score less than or equal to four points).

Importantly, results reported from P3 indicated that CIMZIA™ was well-tolerated throughout the study. The percentage of patients experiencing injection-site reactions and injection-site pain was low (<2%, <1% respectively).[3]

"These study results show robust rates of clinical response and remission during an 18-month period in patients with Crohn's disease," said Stephen Hanauer, M.D., Professor of Medicine and Clinical Pharmacology Chief, Section of Gastroenterology and Nutrition, University of Chicago, and study co-author. "Also, CIMZIA™ dosing did not need to be increased over the course of the study."
"These results fortify UCB's commitment to obtain regulatory approval for CIMZIA™ in the treatment of Crohn's disease. They help demonstrate the benefits CIMZIA™, administered subcutaneously every four weeks, can offer to those suffering from this debilitating condition," commented Olav Hellebo, Senior Vice President and President of Inflammation Operations, UCB.

PRECiSE 3 Study Design

CIMZIA™ was administered subcutaneously every four weeks at stable doses of 400 mg, with an induction dose at weeks 0, 2 and 4. The patients represented a broad population living with moderate to severe Crohn's disease, including patients who had previously received infliximab, another biologic for the treatment of Crohn's, those treated with monotherapy, or those treated with immunosuppressants.

P3 is an open-label extension study that recruited a total of 595 patients from the placebo-controlled studies P1 and P2. Group A (329 patients) responded to treatment and completed the P1 and P2 clinical trials. Upon completion, the patients enrolled in P3. Group B (99 patients) responded to induction therapy with CIMZIA™ in P2 at Weeks 0, 2 and 4, and were randomized to placebo in P2 and then enrolled in P3. Groups A and B received CIMZIA™ in the P3 study.

The primary endpoint of P3 was to assess the safety of chronic therapy with CIMZIA™. The secondary endpoints were to obtain data on plasma concentrations and antibodies to CIMZIA™ and to obtain additional efficacy data with up to 18 months continuous exposure to CIMZIA™.

For patients with continuous exposure to CIMZIA™ during P1 and P2 (Group A), at week 52, 78.8 percent (204/259 patients) maintained clinical response and 65.6 percent (170/259 patients) maintained remission as measured by a reduction in HBI score of at least three points and a remission HBI score of less than or equal to four. At week 80, response and remission was maintained by 85.8 percent (182/212 patients) and 73.6 percent (156/212 patients), respectively. Patients who were randomized to placebo in P1 or P2 (Group B) and who began treatment again in P3, maintained response and remission by 86.8 percent (59/68 patients) and 75 percent (51/68 patients), respectively, at week 80. Patients who did not complete or withdrew from P3 were counted as non-responders and were not included in this analysis.

FDA approves XYZAL® tablets for the treatment of seasonal and year round allergies, and chronic urticaria

New once-daily prescription antihistamine for rapid and long-lasting symptomatic relief to millions of allergy sufferers

Brussels (Belgium) and Paris (France), May 29, 2007 at 7:00 PM (CET) – UCB and sanofi-aventis announced today that the U.S. Food and Drug Administration (FDA) has approved XYZAL® (levocetirizine dihydrochloride), a new once-daily prescription antihistamine that delivers a rapid and long-lasting effect for the relief of symptoms associated with seasonal and perennial allergic rhinitis and treatment of uncomplicated skin manifestations of chronic idiopathic urticaria in adults and children six years of age and older.

"With allergies on the rise and longer-lasting allergy seasons, patients desire a fast and long-acting treatment," said Michael S. Blaiss, Clinical Professor of Pediatrics and Medicine at the University of Tennessee Health Science Center in Memphis, Tennessee. *"XYZAL® is a new treatment option in today's more challenging allergy environment."*

UCB filed the new drug application (NDA) with FDA in July 2006 and has extensively researched XYZAL® in numerous clinical trials. Studies in allergic rhinitis patients demonstrate XYZAL® significantly reduces the symptoms of sneezing, itchy nose, runny nose, and itchy eyes. Studies in chronic idiopathic urticaria patients show XYZAL® significantly reduces the severity of itching and the number and size of wheals.

In September 2006, UCB and sanofi-aventis entered into an agreement to launch and co-market XYZAL® in the U.S. UCB and sanofi-aventis have a long history in the allergy treatment arena and are committed to advancing treatment for allergy sufferers and helping meet unmet medical needs for patients with chronic allergy symptoms. XYZAL® once-daily tablets are expected to be available during the 2007 fall allergy season.

"I am very pleased to have sanofi-aventis as our partner in bringing XYZAL® to the U.S. market," said UCB's U.S. President, Fabrice Egros. *"The approval of XYZAL® will offer an alternative for U.S. physicians seeking a new prescription treatment option for patients. We*

are confident that the attributes of XYZAL®, along with our dedicated selling efforts, will result in the successful launch of this drug in the U.S."

"We are very pleased about the FDA approval of XYZAL® and our partnership with UCB," said Brent Ragans, Vice President, Specialty Markets, sanofi-aventis. *"Building upon our long history in the allergy treatment arena, this opportunity allows us to continue our leadership position in this field and demonstrate our commitment to providing treatment advances for the millions of allergy sufferers in the U.S."*

CIMZIA™ Effective in Reducing Signs and Symptoms of Rheumatoid Arthritis

New data presented at EULAR confirms efficacy with either every two weeks or monthly dosing

Barcelona, Spain, 14 June 2007 – 7:00 am CET — New pivotal data (RAPID 1 and RAPID 2) presented at the Annual European Congress of Rheumatology (EULAR) show that CIMZIA™ (certolizumab pegol), the first PEGylated, Fc-free anti-TNF, combined with methotrexate therapy has a rapid and significant effect in reducing the signs and symptoms of active rheumatoid arthritis (RA) compared with methotrexate alone. Data from a third study, the 011 trial, presented at the conference also showed that CIMZIA™ given every four weeks as monotherapy is significantly more efficacious than placebo in the treatment of patients with active RA who had previously failed disease-modifying anti-rheumatic drug (DMARD) therapy.

In both pivotal Phase III studies, RAPID 1 and RAPID 2, the primary endpoint, ACR20[a] response at 24 weeks, was significantly higher in both CIMZIA™ treated arms (400 mg at week zero, week two and week four followed by 200 mg every two weeks plus methotrexate; or 400 mg every two weeks plus methotrexate) compared with the placebo plus methotrexate-treated arm ($p<0.001$). In both studies there was no significant difference between response levels in either of the CIMZIA™ treatment arms. ACR50 and ACR70 responses were also achieved rapidly and with statistical significance in both studies in the CIMZIA™ treated arms.

RAPID 1 and RAPID 2 demonstrated that effective results in the treatment of RA can be achieved with a 200 mg every other week dose of CIMZIA™ — the higher dose is not necessary. CIMZIA™ was also shown to have a rapid onset of action: in RAPID 1, a 25.4% ACR50 response rate was observed at week 8 in both treatment groups.
"These results are significant. They showed, for the first time, that the Fc region present in conventional anti-TNFs is not required for activity in rheumatoid arthritis – and it is this region that has often been associated with cellular cytotoxicity," commented Professor Edward Keystone, Professor of Medicine, University of Toronto, Canada. "The consistency of the RAPID data confirm that certolizumab pegol may provide a valuable new treatment option for patients with this condition."

The safety and tolerability profile of CIMZIA™ in both RAPID studies was consistent with that expected of an anti-TNF agent.

In another study presented at the meeting, the 011 trial, the efficacy of CIMZIA™ 400 mg every four weeks as monotherapy was compared with that of placebo in treating the signs and symptoms of RA in patients who had previously failed on one or more courses of a DMARD. The primary endpoint, ACR20 response at 24 weeks, was significantly higher in the CIMZIA™ treated arm than in the placebo treated arm (45.5% vs 9.3%: $p<0.001$). ACR50 and ACR70 responses were also both achieved with statistical significance. CIMZIA™ was also significantly superior to placebo in terms of median time to first ACR20 response (2.0 vs 19.9 weeks, $p<0.001$), with 80.6% of ACR20 responders having achieved response by week 1.

"These data show the potential of certolizumab pegol to safely and effectively treat patients who have previously failed disease modifying antirheumatic drug treatments," added Prof. Josef Smolen, Chairman of the Department of Rheumatology, Medical University of Vienna, Austria. "In addition, certolizumab pegol could provide a valuable option in patients who are unable to take or cannot tolerate methotrexate."

Preparation for a regulatory submission for CIMZIA™ in the treatment of RA is ongoing, with filing planned by the end of 2007.

UCB and Biogen Idec's oral VLA-4 antagonist (CDP323) enters phase II development for Multiple Sclerosis

Brussels (Belgium) and Cambridge, MA (USA) – June 26, 2007- 7:00 am CET – UCB (Euronext Brussels: UCB) and Biogen Idec (NASDAQ: BIIB) today announced the initiation of a Phase II study of CDP323 – an oral VLA-4 antagonist – under development for relapsing-remitting multiple sclerosis (MS). The double-blind, randomized Phase II study commenced this week with dosing of the first patient. The study is designed to enroll over 200 patients with relapsing-remitting MS who have failed earlier treatment with a beta-interferon. Last October the companies entered an agreement to co-develop and co-commercialize this small molecule compound.

The trial compares the safety and efficacy of two doses of CDP323 monotherapy to placebo over a period of six months. This is the first time that patients with MS will be exposed to CDP323. Approximately 50 medical centers in Europe and in the U.S. are expected participate in this study. The results of this Phase II study are expected by the end of 2008.

"Multiple sclerosis affects more than a million people worldwide and so far, no oral treatment has been available. An oral therapy would represent a significant advance for patients as it could provide them with a new, non-invasive option of drug delivery," said Professor Chris Polman, Professor of Neurology, VU Medical Centre, Amsterdam, the Netherlands, Lead Investigator for this study.

Luc Missorten has decided to pursue new opportunities

Brussels (Belgium), 2 July 2007 at 7:00 AM (CET) - UCB announces that Luc Missorten, Executive Vice President and Chief Financial Officer of UCB, will leave UCB on 1 September 2007. The name of his successor will be announced before that date and an orderly handover will be ensured.

Roch Doliveux, Chief Executive Officer of UCB commented, "I would like to pay particular tribute to Luc Missorten. Luc built and led a high performing team of finance professionals. He was also instrumental in the integration of Celltech and the acquisition of Schwarz Pharma. We thank him for his important contribution to the transformation of UCB and wish him every success in his new endeavours."

Luc Missorten joined UCB in February 2004 as General Manager of UCB Pharma Spain and was appointed Chief Financial Officer in November 2004. Before Luc Missorten joined UCB, he served as Chief Financial Officer of Interbrew (now InBev) and started his career at Citibank. He is also a member of the Board of Directors and Chairman of the Audit Committee of the Vandemoortele Group.

UCB Announces Registration of Domination and Profit Transfer Agreement Allowing Full Integration of Schwarz Pharma

Brussels (Belgium), July 13, 2007, 7:00 am CET - UCB announced today the registration in the commercial register in Germany of the Domination and Profit Transfer Agreement between its wholly owned subsidiary, UCB SP GmbH, and Schwarz Pharma AG, 87.6% of which is owned by UCB.

"This is wonderful news for the whole UCB Group and it is another important milestone to our building UCB into a next generation biopharma leader", said Roch Doliveux, CEO of UCB. "The registration allows us to move from the integration planning stage to full implementation in the most effective and efficient way possible."

Shareholders of Schwarz Pharma will be informed within the next few days of the steps to be taken to take advantage of the cash compensation offer of € 104.60 per Schwarz Pharma share.

UCB APPOINTS DETLEF THIELGEN AS CHIEF FINANCIAL OFFICER

Brussels (Belgium), 16 July 2007 at 7:00 AM (CET) - UCB announces that Detlef Thielgen (46) is appointed Chief Financial Officer (CFO) of UCB with effect from 1 September 2007. As previously announced, Luc Missorten will continue as CFO until that date to ensure an orderly handover and then leave to pursue new opportunities.

Roch Doliveux, Chief Executive Officer of UCB said, "I am delighted with the appointment of Detlef as new CFO. His in-depth knowledge of Schwarz Pharma and extensive experience in the pharma industry will make a major contribution as we build UCB into the next generation biopharma leader."

On 1 January 2007, Detlef Thielgen was appointed Chief Executive Officer (CEO) of Schwarz Pharma AG and has served as Schwarz Pharma's CFO since 2002. He was appointed to the Executive Committee of UCB in January 2007.

Detlef joined Schwarz Pharma in 1989 and in 1994 was appointed Head of Group Controlling. His responsibilities included treasury, taxes, consolidation and operational and strategic controlling. Between 1995 and 1999 he was CFO of Schwarz Pharma USA and then, until 2002, was General Manager of Schwarz Pharma's worldwide manufacturing and supply chain operations. Effective 1 February 2002 he was appointed as deputy Executive Board member and effective 1 July 2002 as Member of the Executive Board of Schwarz Pharma and CFO.

UCB announces The U.S. Launch of Neupro® (Rotigotine Transdermal System) for the Treatment of Early-Stage Parkinson's Disease

Neupro® to be co-promoted by UCB and its subsidiary SCHWARZ PHARMA. PD-Aware, a grassroots Parkinson's disease education campaign is also launched.

Milwaukee (USA) - July 16, 2007 – UCB and SCHWARZ PHARMA announced today that Neupro® (Rotigotine Transdermal System), a new once-daily transdermal dopamine agonist approved for the treatment of the signs and symptoms of early-stage idiopathic Parkinson's disease, is now commercially available in retail pharmacies throughout the United States. Neupro® will be co-promoted by UCB and its subsidiary SCHWARZ PHARMA. These companies have dedicated sales forces that will immediately begin reaching out to physicians who treat Parkinson's disease nationwide.

In conjunction with the U.S. launch, the companies are also kicking off PD-Aware, a public education campaign which aims to raise the profile of Parkinson's disease. The campaign will highlight the experiences and personal achievements of Parkinson's patients in order to increase understanding of the disease and highlight the latest treatment options, including Neupro®.

"Disabling Parkinson's symptoms can be well controlled with available medications, but may return as the effects of Parkinson's disease medications wear off," said C. Warren Olanow, M.D., Professor and Chair of Neurology, and Professor of Neuroscience at the Mount Sinai School of Medicine in New York City. "Neupro® is the first transdermal or patch formulation available for the treatment of Parkinson's disease. It provides continuous drug delivery for 24 hours, throughout the day and night. As a new treatment option for early-stage Parkinson's patients, the Neupro® patch helps control symptoms with once-daily dosing."

The U.S. Food and Drug Administration (FDA) approved Neupro® on May 9, 2007 based on results from 15 multinational clinical trials, which involved more than 1,500 patients with Parkinson's disease. The clinical trials demonstrated that Neupro® was efficacious and generally well-tolerated for early-stage Parkinson's disease, with a low potential for drug-drug interactions. Neupro® is currently available in the United States in three strengths: 2 mg/24 hours; 4 mg/24 hours; and 6 mg/24 hours.

"The FDA's approval of Neupro® for Parkinson's disease patients is a momentous achievement for our company," said Rich Denness, Chief Executive Officer of SCHWARZ PHARMA Inc., USA. "We are proud to offer an effective treatment that controls the symptoms of early-stage Parkinson's disease by providing stable, continuous delivery of medication over a 24-hour period. We are excited to continue

working with physicians and their patients who have Parkinson's disease, and we remain committed to educating the Parkinson's community about this new therapy."

UCB S.A. Allée de la Recherche 60, B-1070 Brussels (Belgium)

Press Release

*First Half-Year 2007 Financial Results**

Revenue increased to 1.86 billion euro driven by strong performance of Keppra® and Xyzal®

Underlying profitability (recurring EBITDA) increased by 14%* to 485 million euro

Synergy target increased from 300 million euro to 380 million euro

- **Net sales went up by 14% on a like for like basis to 1,709 million euro (+6%*). Revenue increased by 3%* to 1,861 million euro.**
  Continuing outstanding growth in Keppra® with net sales up 36% to 498 million euro (44% currency adjusted), reinforcing market leadership in Europe and the U.S.A. Solid allergy sales with Xyzal® sales growing by 18% (+20% currency adjusted) to 104 million euro, Xyzal® launch in the U.S.A. on track for autumn 2007. Excellent uptake of Neupro® with sales of 17 million euro (up >500%), Neupro® launched in the U.S.A. in July 2007
- **Recurring EBITDA of 485 million euro, before impact of acquisition related one-time inventory step-up (94 million euro), increased by 14%* reflecting revenue increase, manufacturing improvements and cost containment**
- **Net profit of 171 million euro (-39%*), reflecting the acquisition related one-time expenses and financial charges. Net profit adjusted for one-time acquisition related expenses and non-recurring items amounts to 224 million euro (+1%*), with operating performance more than compensating the incremental acquisition related financial expenses and intangible amortisation expenses**
- **Swift integration of Schwarz Pharma ongoing with raised synergy targets of 380 million euro after three years**

Brussels (Belgium), 26 July 2007, 7:00 AM CET – UCB today announced its consolidated financial results for the six months ending 30 June 2007.

Roch Doliveux, CEO of UCB, comments: "UCB today is much better positioned for the future than a year ago - with significantly increased critical mass - large enough to advance an especially rich pipeline and launch our new products to specialists first. UCB's new leadership team is now aligned and executing our plan to become a next generation biopharma leader building on an even stronger talent pool."

Roch Doliveux concludes: "For the first half of 2007, UCB's strong operational performance and growth, combined with a swift integration, enables us – excluding the one-time non recurring expenses – to fund the Schwarz Pharma acquisition as well as our new product launches. With the registration of the Schwarz Pharma Domination and Profit Transfer Agreement in July, the full integration is now possible thus allowing UCB to raise the synergy target from 300 to 380 million euro of which we aim to realise 130 million euro in 2007 already."

UCB anticipates revenue for the full year 2007 to slightly exceed last year's pro forma revenue. Recurring EBITDA is expected to reach approximately 720 million euro, while reported net profit for 2007 is expected at a lower level, exceeding 100 million euro due to financial and exceptional one-time charges related to the acquisition.

Full consolidation of UCB and Schwarz Pharma – Comparison of reported H1 2007 versus pro-forma H1 2006 figures at real rates

First Half 2007 - Financial highlights (unaudited)*

million euro	Reported H1 2007	Pro Forma H1 2006	Pro Forma Variance* Real rate	Reported UCB H1 2006	Reported Variance
Revenue	**1 861**	**1 806**	**3%**	1 322	41%
Net sales	1 709	1 617	6%	1 133	51%
Royalty income	152	189	-19%	189	-19%
Gross profit[(1)]	**1 303**	**1 353**	**-4%**	**1 041**	**25%**
M&S expenses	(529)	(526)	1%	(360)	-47%
R&D expenses	(374)	(404)	-7%	(307)	-22%
G&A expenses	(135)	(150)	-10%	(102)	-33%
Other operating income	47	84	-44%	(1)	
Recurring EBIT (REBIT) [(1)]	**312**	**357**	**-13%**	**271**	**15%**
excluding inventory step-up	406		14%		50%
Non-recurring income/(expenses)	(6)	87		89	
EBIT (Operating profit) [(1)]	**306**	**445**	**-31%**	**360**	**-15%**
Financial expenses	(77)	(21)		(24)	
Profit before income taxes	**229**	**423**	**-46%**	336	**-32%**
Income tax expenses	(61)	(145)		(98)	
Profit from continuing operations	167	279	-40%	237	-29%
Net Profit (after minority interests)	171	279	**-39%**	**237**	**-28%**

Recurring EBITDA	**485**	**427**	**14%**	**317**	**53%**
Adjusted Net Profit [2)]	**224**	**223**	**1%**	**180**	**24%**

EPS (Euro per non-diluted share)	0.95	1.55	-39%	1.66	-43%
Adjusted EPS [2)] (Euro per non-diluted share)	1.24	1.24	1%	1.26	-1%

Number of outstanding shares (non-diluted in million)	180.2	180.2

1) after 94 million euro acquisition related inventory step-up
2) adjusted for after-tax impact of non-recurring items and acquisition related inventory step-up

Solid top line growth - cost containment - first realisation of synergies

Revenue of 1,861 million euro grew by 3%* during the first six months of 2007, driven by an increase in net sales of 6%* and decline in royalty income, compared with the same period in 2006.

Royalty income of 152 million euro, declined by 19%* due to the remaining impact of the Boss patent expiry (H1 2006: 62 million euro) but was partially off-set by stable royalty flows from Pfizer on sustained Zyrtec® sales in the U.S.A. and an increased continuing royalty income on our Biotechnology patents.

Net sales amount to 1,709 million euro up 6%* (currency adjusted +10%) mainly driven by UCB's key drivers of growth: Keppra®, Zyrtec® and Xyzal® as well as the newly launched Neupro®. Other products continue to perform well despite generic competition, the impact of discontinued product sales following several divestments, the impact of the loss of products due to change of control clauses as well as State-mandated price reductions in Europe. Furthermore, net sales were impacted by the deterioration of the US dollar and the lower Japanese yen. Net sales have increased by 10% at constant rates and by 14% on a like for like basis.

Keppra®, UCB's anti-epileptic, continued its strong growth, enhancing its market position in the treatment of epilepsy, and particularly its leadership in the U.S.A. and Europe supported by new indications and forms. Keppra® net sales grew by 36% (currency adjusted +44%) to 498 million euro, compared with the same period in 2006.

**Full consolidation of UCB and Schwarz Pharma – Comparison of reported H1 2007 versus pro-forma H1 2006 figures at real rates*

Xyzal®, UCB's prescription anti-histamine, continued its growth in Europe and the emerging markets, reaching net sales of 104 million euro, up 18% compared to 2006 (currency adjusted +20%).

Zyrtec® global net sales of 298 million euro decreased by 6% (currency adjusted +1%) during the first half of 2007 with sustained U.S.A. performance up 6% and increased sales in the emerging markets more than off-set by sales decreases in Europe (down 6% but more than compensated by Xyzal® sales gains) and lower sales in Japan due to a weak allergy season (down 19%, of which 10% caused by currency fluctuations).

Neupro®, the Parkinson's patch, reached net sales of 17 million euro representing an excellent uptake after the first European launch of the product in March 2006. Neupro® was launched in the U.S.A. in July 2007.

Gross profit of 1,303 million euro is 4%* lower than 2006 with cost of sales of 558 million euro, up 23%*. Cost of sales was impacted by a one-time non-cash inventory step-up 94 million euro as required by IFRS and additional 13 million euro amortisation expenses linked to the acquisition.

Marketing & Selling expenses of 529 million euro are up 1%* mainly driven by continued significant investments into sales growth, preparing for the launches of Neupro® and Xyzal® in the U.S.A., and off-set by implemented cost reductions as a result of first restructuring efforts.

Research & Development expenses of 374 million euro are down 7%* due to decreasing expenses related to the successful completion of Phase III programmes, optimisation of key processes and cost reductions due to critical mass.

General & Administrative expenses of 135 million euro are down 10%* reflecting substantial stand-alone savings and focus on cost containment.

Other operating income of 47 million euro mainly incorporates 45 million euro milestone payments related to *fesoterodine*, a treatment for overactive bladder (versus 79 million euro milestone payment in the first half of 2006).

Operating profit (EBIT) of 306 million euro is down 31%* impacted by restructuring and integration expenses of 43 million euro, capital gains of 47 million euro mainly on the sale of Cytec shares and OTC business in Europe. In H1 2006 operating profit included significant capital gains due to the divestiture of non strategic products for 114 million euro.

Net profit of 171 million euro is down 39%*, reflecting increased financial expenses in connection with the acquisition, a one-time non-cash impact of IFRS related inventory step-up of 94 million euro (pre-tax) and reduced after-tax contribution of non-recurring items.

Net profit adjusted for the after tax impact of non-recurring items and acquisition related inventory step-up amounts to 224 million euro, up 1%* with operating performance more than compensating the incremental acquisition related financial expenses and intangible amortisation expenses.

Recurring EBITDA of 485 million euro, which excludes the non-cash inventory step-up, increased by 14%*, reflecting the substantial increase in revenue and gross profit and the flat operating expenses.

UCB's **balance sheet** as of the end of June 2007 is comparable to the balance sheet at year end 2006 as Schwarz Pharma's balance sheet was already fully consolidated as of that date. As of 30 June 2007 UCB's total liabilities and shareholders equity amounts to 9,835 million euro, less than the 10,595 million euro as of year end 2006 due to the utilisation of available cash to facilitate repayment of debt.

The **net debt** position of UCB as of 30 June 2007 amounts to 2,073 million euro including financial debt mainly related to the acquisition of 2,660 million euro. Net debt position as of 31 December 2006 was 2,111 million euro.

Operating performance is underlying **cash flow from operating activities** reaching 206 million euro in the first half of 2007. **Cash flow from investing activities** was an outflow 10 million euro mainly due to the Schwarz pharma acquisition (-134 million euro) and investments in fixed assets (-120 million euro) almost counterbalanced by an inflow from proceeds from divestments of 259 million euro. **Cash flow from financing activities** was impacted by dividend payments (158 million euros) and reimbursement of debt with available cash (434 million euros) amounting to an outflow of 590 million euro.

**Full consolidation of UCB and Schwarz Pharma – Comparison of reported H1 2007 versus pro-forma H1 2006 figures at real rates*

Financial outlook

For the full year 2007, UCB is expecting to reach revenue slightly exceeding last year's pro forma revenue. For the second half 2007, UCB is expecting to reach comparatively lower revenue than generated in the first half of 2007. This is due to allergy seasonality, generic competition as well as expected currency fluctuations.

For the second half 2007, operating expenses are expected to increase due to the product launches of Neupro® and Xyzal® in the U.S.A. and due to additional investments in Phase III studies, partially compensated by synergies. Recurring EBITDA for the full year 2007 is therefore expected to reach approximately 720 million euro.

As expected, the net profit as reported for the full year 2007 will be affected by the impact of further amortisation expenses, financial expenses and non-recurring restructuring expenses linked to the acquisition of Schwarz Pharma. 2007 net profit is expected to exceed 100 million euro.

R&D Update

Central Nervous System

More patients with **epilepsy** benefit from Keppra®: In the first quarter, Keppra® (*levetiracetam*) was approved in the EU and in the U.S.A. as adjunctive therapy for the treatment of primary generalised tonic-clonic seizures in patients with idiopathic generalised epilepsy. Furthermore Keppra® was launched in China and South Korea. In April UCB announced positive phase III results for Keppra® as adjunctive therapy for partial onset seizures in children from one month to less than four years of age. Phase III results for Keppra® XR are expected in Q4 2007.

Phase III trials with *brivaracetam* in Unverricht Lundborg Disease (ULD) are on track with headline results for the first trial expected in Q4 2007. Phase III trials with *brivaracetam* as adjunctive therapy in epilepsy are expected to start by year end 2007. Development of *seletracetam* has been put on hold to focus on UCB's efforts on *brivaracetam* and *lacosamide* in epilepsy.

Lacosamide for adjunctive treatment of epilepsy has been filed with the European authorities in Q2 2007. Submission to the U.S. regulatory authorities is scheduled for Q4 2007.

Lacosamide for the treatment of **diabetic neuropathic pain** is on track to be filed with the European authorities in Q3 and with the U.S. regulatory authorities in Q4 2007.

Neupro® (*rotigotine transdermal system*) the Parkinson's patch, has been approved for advanced stages of **Parkinson's disease** in Europe in Q1 2007 and for early stages of the disease in the U.S.A. in Q2 2007. The patch is being successfully marketed in Europe and was launched in the U.S.A. in July 2007.

Rotigotine for the treatment of **Restless Legs Syndrome** (RLS) is on track to be filed with regulatory authorities in Europe and the U.S.A. in Q4 2007.

In the first half of 2007, UCB initiated proof of concept trials with *lacosamide* in **fibromyalgia, osteoarthritis** and **migraine prophylaxis** as well as with *rotigotine* in fibromyalgia. First results are expected in 2008.

Xyrem® (sodium oxybate) has been approved by the European Commission for the treatment of **narcolepsy with cataplexy** in Q1 2007.

Phase II studies have been initiated in June for CDP323 for the treatment of **multiple sclerosis** (MS), first results are expected at the end of 2008.

Inflammation

The regulatory submission of Cimzia® (*certolizumab pegol*) in **rheumatoid arthritis** in the U.S.A. is planned for Q4 2007.

For Cimzia® in the treatment of **Crohn's disease**, the complete response letter from the U.S.A. regulatory authorities has been answered in April 2007. An additional clinical trial in the induction of clinical response in Crohn's disease is being initiated. A CHMP[1] opinion on Cimzia in Crohn's from European authorities is expected by year-end 2007. A re-treatment trial evaluating Cimzia® in **psoriasis** has been completed with results expected in the fourth quarter of 2007.

An open label extension study for *epratuzumab* in **Systemic Lupus Erythematosus** for the re-treatment of patients who have benefited from previous inclusion in the Phase III programme is ongoing. An update on the next steps of the programme is planned for the fourth quarter of 2007.

Other Therapeutic Areas

The prescription **anti-histamine** Xyzal® (*levocetirizine dihydrochloride*) was approved in the U.S.A. in May 2007 and will be launched together with sanofi-aventis in the autumn of 2007.

A Phase IIa trial with CDP791 to treat **non-small cell lung cancer** completed patient enrollment. The observation of the patients for progression free survival is ongoing. Results are expected when data are sufficiently mature, probably late 2007 or early 2008.

Fesoterodine for the treatment of **overactive bladder** has been approved by the European authorities and has received an approvable letter from the U.S. regulatory authorities. Pfizer holds exclusive world-wide rights to this compound and plans to launch it in the second half of 2008 in Europe and early 2009 in the U.S.A.

UCB's collaboration with Amgen to develop Anti-Sclerostin, a novel anabolic therapy for **bone loss disorders** is progressing. A Phase I trial is ongoing with results expected in the third quarter of 2007.

[1] CHMP: Committee for Medicinal Products for human use

The unaudited first half-year 2007 Condensed Consolidated Interim Financial Statements (condensed balance sheet, condensed income statement and condensed cash flow statement according to IFRS) are attached to this Press Release. The first half-year 2007 Financial Report is available from today on the UCB Website (www.ucb-group.com).

About UCB

Headquartered in Brussels (Belgium), UCB (www.ucb-group.com) is a leading global biopharmaceutical company dedicated to the research, development and commercialisation of innovative pharmaceutical and biotechnology products in the fields of central nervous system disorders (including epilepsy), immune and inflammatory disorders (including allergy/respiratory diseases) and oncology. UCB focuses on securing a leading position in severe disease categories. Employing more than 10,000 people in over 40 countries, UCB achieved revenue of 3.5 billion euro (pro forma) in the year 2006. UCB is listed on the Euronext Brussels Exchange and owns 87.6% of Schwarz Pharma.

For further enquiries, please contact

Antje Witte
Vice President,
Corporate Communications and Investor Relations

Tel. +32 2 559 9414
antje.witte@ucb-group.com

Mareike Mohr
Associate Director, Investor Relations

Tel. +32 2 559 9264
mareike.mohr@ucb-group.com

Conference Call

UCB will host a **Press Conference Call** on Thursday, 26 July 2007, 9.30 am CET

Dial:	(+32) (0)2 789 86 03	Belgium
	(+49) (0)69 710445598	Germany
	(+44) (0)20 3003 2657	U.K.
	(+44) (0)20 3003 2657	Europe
	(+1) (0)866 9665335	U.S.A.

Forward-Looking Statement

This news release contains forward-looking statements. Such forward looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance, or achievements of UCB or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward looking statements. The statements in this press release represent UCB's expectations and beliefs as of the date of this press release. UCB anticipates that subsequent events and developments may cause these expectations and beliefs to change. However, while UCB may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing UCB's expectations or beliefs as of any date subsequent to the date of this press release.

UCB Announces Submission of Lacosamide Marketing Application for Diabetic Neuropathic Pain

Marketing Authorization Application for Vimpat® - the proposed new trade name for lacosamide - to treat Diabetic Neuropathic Pain has been submitted to the European regulatory authority.

Brussels (Belgium), 17 August 2007 at 9:00 AM (CET) – UCB announced today that an application for marketing authorization (MAA) for Vimpat® (lacosamide) as therapy for diabetic neuropathic pain has been submitted to the European Medicines Agency (EMEA) by UCB's subsidiary SCHWARZ PHARMA and has been accepted for review.

"Treatment with Vimpat® significantly reduced pain in patients with diabetic neuropathic pain during the clinical trial program, which included more than 1,500 patients. Additionally, Vimpat® was well tolerated", comments Iris Loew-Friedrich, MD, PhD, Global Head of Development, UCB "The application for marketing approval in Europe was submitted as planned in the third quarter and it is intended that the US application will be submitted in the fourth quarter of 2007."

Vimpat® (lacosamide), taken as an oral tablet, has been dosed twice daily in clinical trials. Possible tablet strengths range from 50 to 300mg tablets.

Lacosamide is an anticonvulsant drug of a new generation with a novel dual mode of action acting on CRMP-2 (collapsing response mediator protein 2) and sodium channel slow inactivation. Lacosamide has not shown clinically relevant interactions with other antiepileptic drugs, oral contraceptives or food, neither have oedema or weight gain been reported during the clinical trial program. Dizziness and nausea were the most commonly reported side effects whereas somnolence was notably low.

Diabetic neuropathic pain is a very common chronic pain syndrome with approximately eleven million people suffering from the consequences of this complication of diabetes. Neuropathic pain is caused by a damage to a peripheral or central nerve and can lead to spontaneous sensations of pain.

An application for marketing approval for Vimpat® (lacosamide) as adjunctive therapy for adult patients with epilepsy with partial onset seizures was accepted for review by the European Authorities in May 2007. Filing to the US authorities is planned for the fourth quarter of 2007.

Proof of concept clinical studies with lacosamide in additional indications such as fibromyalgia, osteoarthritis and migraine prophylaxis have already been initiated and shall report first results in 2008.

New prescription allergy treatment XYZAL® (levocetirizine dihydrochloride) now available for fall allergy season in the USA

Brussels, Belgium and Paris, France, October 2, 2007 – 8:00 am CET - UCB and sanofi-aventis announced today that XYZAL®, a new once-daily medication used to treat indoor and outdoor allergies, as well as chronic idiopathic urticaria, is now available by prescription in the USA. XYZAL® is an oral antihistamine that has been shown to provide powerful allergy symptom relief. XYZAL® is approved for use in adults and children 6 years and older.

"Allergy patients need a prescription treatment option that works quickly to relieve their suffering," said Michael S. Blaiss, MD, Clinical Professor of Pediatrics and Medicine at the University of Tennessee Health Science Center in Memphis, Tennessee. "It is important for people living with allergies to work with their physician to develop an appropriate allergy treatment plan that will effectively reduce their symptoms."

According to the Asthma and Allergy Foundation of America (AAFA), 60% of adult patients who were using a prescription medication to treat their seasonal allergies were very interested in finding a new prescription allergy treatment.

A recent survey conducted by Harris Interactive® of 683 seasonal and year-round allergy sufferers revealed that almost three-quarters (74%) of those diagnosed with allergies agreed that they do not feel like themselves when they are suffering from allergies. In addition, 81% of respondents agreed that they have adjusted their lives to deal with their allergies and more than half (53%) of allergy sufferers surveyed agreed that they avoid various activities like being outside, traveling and being social because of their allergies.

Studies in allergic rhinitis patients demonstrated XYZAL® significantly reduced the common symptoms of the disease, including sneezing, itchy nose, runny nose, and itchy eyes. XYZAL® has also been shown to significantly reduce the redness, swelling and itching symptoms associated with hives. In studies with patients exposed to pollen, XYZAL® was shown to relieve allergy symptoms at 60 minutes of administration and efficacy was demonstrated at the end of 24 hours. In clinical trials, XYZAL® was well tolerated.

XYZAL® was approved by the U.S. Food and Drug Administration (FDA) in May 2007. In September 2006, UCB and sanofi-aventis entered into an agreement to launch and co-market XYZAL® in the USA.

XYZAL® is currently marketed in more than 80 countries worldwide, including the European Union. The FDA approval is based primarily upon the results of eight randomized, placebo-controlled clinical trials involving over 2,000 patients.

UCB's Keppra® patent litigation in the US settled

Brussels, Belgium, October 4, 2007 at 11:00 PM (CET) – UCB today announced that it has reached agreement with each of Mylan Laboratories and Mylan Pharmaceuticals (Mylan), Dr. Reddy's Laboratories (Dr Reddy's) and Cobalt Pharmaceuticals (Cobalt) to settle pending patent infringement lawsuits in the U.S. District Court for the Northern District of Georgia.

These consolidated lawsuits involve the patent (the '639 patent) for levetiracetam, the active ingredient in UCB's anti-epilepsy product, Keppra®.

Under the terms of the settlement agreement with Mylan, and subject to its receiving FDA approval, Mylan will be allowed to sell its generic levetiracetam tablets effective November 1, 2008, in advance of the anticipated expiry of UCB's market exclusivity on January 14, 2009 (subject to grant of paediatric exclusivity under the '639 patent).

The parties have agreed to maintain as confidential the remaining terms of the Mylan settlement agreement and those with Dr. Reddy's and Cobalt.

The settlement arrangements are subject to mandated review by the US anti trust authorities.

This settlement of the lawsuits in a mutually beneficial manner was achieved following a mediation process at the encouragement of the Court and will enable the parties to focus their efforts on the conduct of their respective businesses.

UCB Announces Initiation of Phase III Clinical Programme for Rikelta™ (*brivaracetam*) as Adjunctive Treatment in Partial-Onset Epilepsy

Brussels (BELGIUM), October 26, 2007 at 7:00 am CET – Phase III clinical trials of UCB's antiepileptic drug (AED) in development, *brivaracetam*, are underway, as adjunctive therapy in patients with refractory partial-onset epilepsy. Rikelta™ is the proposed tradename for *brivaracetam*.

"The start of the Phase III programme for *brivaracetam* is a key milestone in the advancement of UCB's epilepsy franchise and re-enforces our commitment to the development of new treatment options for people with epilepsy," said Iris Loew-Friedrich, MD, PhD, Global Head of Development, UCB. "Today up to 30% of patients can be resistant to current antiepileptic medications and UCB's research and development programmes aim to support this significant unmet medical need."

Nearly 1300 epilepsy patients, aged between 16 and 70 years, will take part in three multicentre, multinational phase III trials. Two randomized, double-blind, placebo-controlled studies are designed to evaluate the efficacy and safety of *brivaracetam* (5, 20 and 50 mg/day or 20, 50 and 100 mg/day) over 12 weeks in patients with partial onset epilepsy, not fully controlled despite treatment with one or two other antiepileptic drugs. The third study is a randomized, double-blind, placebo-controlled trial with flexible dosing designed to evaluate the safety and tolerability of *brivaracetam* in patients with uncontrolled partial onset or primary generalised seizures. First results are expected in Q3 2009.

The move to Phase III development follows promising efficacy and tolerability data for *brivaracetam* in two phase IIb dose ranging studies. These trials were conducted in patients with uncontrolled partial onset seizures despite taking one or two antiepileptic drugs, and included patients taking Keppra®. Data from these double blind, randomized, placebo-controlled studies were reported at the 27th International Epilepsy Congress (IEC) held in Singapore in July 2007.[1,2]

UCB to Appeal European Negative Opinion on CIMZIA® for the Treatment of Patients with Crohn's Disease

Brussels (BELGIUM), November 16, 2007 at 7:00 am CET – UCB announced today that it has been informed by the European Medicines Agency (EMEA) that the Committee for Medicinal Products for Human Use (CHMP) has adopted a negative opinion on the market authorisation application (MAA) in the EU for CIMZIA® (certolizumab pegol) in the treatment of patients with Crohn's disease.

UCB plans to utilise the appeal process to request a CHMP re-examination of the submission. A decision is expected during the first half of 2008.

"UCB is disappointed by the CHMP decision, but remains confident in the efficacy and tolerability of CIMZIA®. UCB will continue to work with the CHMP to address the Committee's concerns to obtain its endorsement to allow this treatment option to be available to people suffering from Crohn's disease." said Melanie Lee, Executive Vice President Research & Development of UCB.

UCB Announces FDA Filing for *lacosamide* in the Treatment of Partial Onset Seizures in Adults with Epilepsy

U.S. Food and Drug Administration (FDA) has accepted for filing the New Drug Application (NDA) for the use of Vimpat™ (lacosamide) as adjunctive therapy in the treatment of partial onset seizures in adults with epilepsy.

Brussels (BELGIUM), November 29, 2007 at 7:00 am CET – UCB announced today that the U.S. Food and Drug Administration has accepted for filing the New Drug Application (NDA) for the use of *lacosamide* as adjunctive therapy in the treatment of partial onset seizures in adults with epilepsy. The application includes three *lacosamide* formulations – tablets, syrup and an intravenous injection. The proposed trade name for *lacosamide* is Vimpat™.

"This filing is another step in support of UCB's epilepsy franchise and its long-term commitment to advancing treatment options for patients with epilepsy," said Iris Loew-Friedrich, MD, PhD, Global Head of Development, UCB.

The NDA for *lacosamide* in epilepsy is supported by data from three clinical trials with a total of approximately 1,300 adults with uncontrolled partial onset seizures, despite taking one to three antiepileptic drugs (AEDs).[1,2,3] In these studies, significantly greater 50% responder rates and reductions in median seizure frequency were seen versus placebo.[1,2,3] The most common adverse events of *lacosamide* ($\geq$10%) reported in these trials included dizziness, headache, nausea and diplopia.[1,2,3]

A similar filing made to the European Medicines Agency (EMEA) earlier this year for the use of *lacosamide* as adjunctive therapy in the treatment of partial onset seizures in adults with epilepsy, was accepted and is currently under review.

UCB Announces Positive Phase III Trial Results for Keppra XR™

Keppra XR™ (*levetiracetam*) extended-release tablets significantly reduced partial onset seizure frequency when administered as adjunctive therapy for adults with refractory epilepsy.

Brussels, BELGIUM – December 3, 2007 at 6:00 pm CET – UCB today announced results of a Phase III trial demonstrating that its antiepileptic drug (AED) in development Keppra XR™ (*levetiracetam*) extended-release tablets significantly reduced partial onset seizure frequency when administered as adjunctive therapy for adults with refractory epilepsy. These data were presented today at a scientific exhibit at the 61st annual meeting of the American Epilepsy Society, Philadelphia.

"These data show that the once-daily, extended-release formulation of Keppra® reduced the frequency of partial onset seizures in patients with uncontrolled epilepsy and was generally well tolerated," said Iris Loew-Friedrich, MD, PhD, Global Head of Development, UCB.

The Phase III, multicenter, randomized, double-blind, placebo-controlled study evaluated efficacy, safety, and tolerability of extended-release *levetiracetam* tablets (2x500 mg) once-daily as adjunctive therapy in 158 refractory epilepsy patients, 12 to 70 years of age, with partial onset seizures.[1]

The study met its primary endpoint for seizure reduction over placebo during the treatment period ($p=0.038$). The median per cent reduction of partial onset seizures in the extended-release *levetiracetam* group was 46.1% compared to 33.4% with placebo during the 12 week treatment period. Additionally, 24.0% of patients randomized to the extended-release *levetiracetam* group had seizure frequency per week reduced by 75-100%, compared with 11.4% of patients in the placebo group. In the extended-release *levetiracetam* group 10.1% of patients had 100% reduction in partial onset seizures and 8.9% were free from any type of seizure over the treatment period, compared to 2.5% and 1.3% in the placebo group, respectively. [1]

The study also found that extended-release *levetiracetam* tablets were generally well tolerated. The most common reported adverse events that occurred more frequently in the extended-release *levetiracetam* group were somnolence, influenza, nausea, nasopharyngitis, irritability, and dizziness.[1]

"In this study with a new formulation of Keppra® about one in ten patients with refractory partial onset epilepsy achieved seizure freedom," said Dr. Jukka Peltola, Department of Neurology Tampere University Hospital, Finland. "There is an ongoing need for new antiepileptic drug options and extended release formulations offer the potential advantages of convenience and improved patient compliance."

UCB is in the process of submitting a New Drug Application (NDA) for the use of Keppra XR™ in the adjunctive treatment of partial onset seizures in adults with epilepsy to the U.S. Food and Drug Administration (FDA).

Neupro® Filed with the FDA for the Treatment of Advanced-Stage Parkinson's Disease

The U.S. Food and Drug Administration (FDA) has accepted for filing the supplemental New Drug Application (sNDA) for the use of Neupro® (*Rotigotine* Transdermal System) as adjunctive therapy with levodopa in adult patients with advanced-stage Parkinson's disease

Brussels, December 13, 2007 at 7:00 am CET – UCB announced today that the supplemental New Drug Application (SNDA) for the use of Neupro® as adjunctive therapy with levodopa in adult patients with advanced-stage Parkinson's disease has been accepted for filing by the U.S. Food and Drug Administration (FDA).

The FDA has already approved Neupro® for the treatment of the signs and symptoms of early-stage idiopathic Parkinson's disease and the drug has been commercially available in the United States since July 2007.[1]

"We are excited that patients with all stages of Parkinson's disease may soon benefit from Neupro®s 24-hour continuous drug delivery," said Troy Cox, President CNS Operations, UCB.

The sNDA is based on efficacy and safety data in more than 670 patients with advanced-stage Parkinson's disease who were treated with rotigotine in three double-blind, placebo-controlled clinical trials. These studies demonstrated that rotigotine, as adjunctive therapy to levodopa in patients with advanced-stage Parkinson's disease, showed clinically relevant reductions in "off" time (periods where the effectiveness of medications wear off and Parkinson's symptoms return) and favorable increases in "on" time without troublesome dyskinesia (fragmented or jerky movements). The most frequently-reported adverse events in rotigotine clinical trials included application site reactions, nausea, vomiting, dizziness, somnolence and dyskinesia.[2,3,4]

"As these clinical studies have shown, continuous delivery of rotigotine in a transdermal form can improve control of 'off' time in advanced-stage Parkinson's patients throughout the day and night. Once-daily dosing may improve compliance over medications that require several daily doses," said Peter A. LeWitt, MD, Professor of Neurology, Wayne State School of Medicine, and Director of the Parkinson's Disease and Movement Disorders Program, Henry Ford Hospital in Southfield, Michigan.

In Europe, Neupro® is already indicated for the treatment of the signs and symptoms of early-stage idiopathic Parkinson's disease as monotherapy and as adjunctive therapy with levodopa in advanced stage Parkinson's disease.[5]

Neupro® Filed with the FDA for the Treatment of Restless Legs Syndrome

The U.S. Food and Drug Administration (FDA) has accepted for filing the Supplemental New Drug Application (sNDA) for the use of Neupro® (*Rotigotine* Transdermal System) as a treatment for moderate-to-severe Restless Legs Syndrome (RLS).

Brussels, December 13, 2007 at 7:00 am CET – UCB announced today that the supplemental New Drug Application (sNDA) for the use of Neupro® as a treatment for moderate-to-severe restless legs syndrome (RLS) has been accepted for filing by the U.S. Food and Drug Administration (FDA). Neupro® is a patch designed to provide continuous drug delivery. Restless Legs Syndrome is a chronic neurological disorder that affects between three and ten per cent of the population.[1]

"The acceptance of the sNDA underscores our ongoing commitment to provide innovative therapies for patients living with debilitating Central Nervous System disorders," said Troy Cox, President CNS Operations, UCB.

The submission is based on two fixed-dose, randomized, double-blind, placebo-controlled efficacy and safety studies that evaluated *rotigotine* for the treatment of moderate-to-severe idiopathic RLS in approximately 1,000 patients over six months. In these trials, rotigotine produced statistically significant reductions in RLS symptoms and was generally well-tolerated.[2,3] The efficacy of *rotigotine* was evaluated by monitoring the International Restless Legs Severity Scale (IRLS), a clinician-administered tool considered to be the best scale for evaluating the severity and frequency of RLS symptoms and the degree to which they affect sleep and daily life.[4] The most frequently reported adverse events associated with *rotigotine* in these studies were application site reactions, nausea, dizziness, somnolence and headache.[2,3]

"This chronic condition can be serious and even debilitating with many patients requiring treatment that offers sustained symptom control," said *rotigotine* study investigator Arthur S. Walters, MD, Professor, Department of Neuroscience, Seton Hall University School of Graduate Medical Education, and Director of the Center for Sleep Disorders Treatment, Research and Education at the New Jersey Neuroscience Institute at JFK Medical Center. "These study results showed that *rotigotine* significantly improved symptoms of restless legs syndrome throughout the six month trial period."

In July 2007 Neupro® was launched in the United States for the treatment of the signs and symptoms of early-stage idiopathic Parkinson's disease.[5] In Europe, Neupro® is indicated for the treatment of the signs and symptoms of early-stage idiopathic Parkinson's disease as monotherapy and as adjunctive therapy with levodopa in advanced stage Parkinson's disease.[6]

Neupro® Filed in Europe for the Treatment of Restless Legs Syndrome

Application for marketing authorisation for the use of Neupro® (*rotigotine* transdermal patch) in the treatment of moderate-to-severe Restless Legs Syndrome (RLS) accepted for filing by the European Medicines Agency (EMEA).

Brussels, BELGIUM, December 5, 2007 at 7:00 am CET – UCB announced today that the application for marketing authorization for the use of Neupro® in the treatment of moderate-to-severe Restless Legs Syndrome (RLS) has been accepted for filing by the European Medicines Agency (EMEA). Neupro® is a once-daily patch designed to provide continuous drug delivery over a 24 hour period. Restless Legs Syndrome is a chronic neurological disorder that affects between three and ten per cent of the population.[1]

"This new filing for Neupro® reflects UCB's commitment to finding innovative medicines for conditions where there is a continuing need for alternative treatment," commented Troy Cox, President CNS Operations, UCB.

The filing is based on the results of two fixed-dose, randomized, double-blind, placebo-controlled efficacy and safety studies that evaluated *rotigotine* for the treatment of moderate-to-severe idiopathic RLS in approximately 1,000 patients over six months.[2,3] In these trials, *rotigotine* produced statistically significant reductions in RLS symptoms compared to placebo and was generally well-tolerated.[2,3] The efficacy of *rotigotine* was evaluated by monitoring the International Restless Legs Severity Scale (IRLS), a clinician-administered tool considered to be the best scale for evaluating the severity and frequency of RLS symptoms and the degree to which they affect sleep and daily life.[4] The most frequently reported adverse events associated with *rotigotine* in these studies were application site reactions, nausea, dizziness, somnolence and headache.[2,3]

Neupro® is already approved in Europe and the U.S. for the treatment of the signs and symptoms of early-stage idiopathic Parkinson's Disease as monotherapy[5,6], and in Europe as adjunctive therapy with levodopa for advanced-stage Parkinson's disease.[5]

RECEIVED
2008 APR -2 A 7:28
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

UCB on Track

- **UCB confident to exceed financial guidance for 2007**
- **UCB provides financial outlook for 2008**

Brussels (BELGIUM), 14 December 2007 at 7:00 AM CET – UCB is today providing an update on recent clinical developments as well as on its previous financial guidance for 2007. UCB is also providing a financial outlook for 2008.

Roch Doliveux, CEO of UCB, comments on UCB's performance in the second half of 2007: "UCB is well on track to deliver on its targets for 2007. With our promising pipeline, we are making significant progress to become the next generation biopharma leader. With resilience and focus, we are working on our execution phase."

In the second half of 2007, UCB successfully launched in the United States Neupro® (rotigotine transdermal system) and Xyzal® (levocetirizine dihydrochloride) and reached the following major pipeline milestones across its three core areas of strategic focus:

Central Nervous System (CNS) disorders:
Vimpat® (lacosamide) has been filed with European and US regulatory authorities for the adjunctive treatment of partial onset seizures in adults with epilepsy and for the treatment of diabetic neuropathic pain.
Neupro® (rotigotine transdermal system) has been filed with European and US regulatory authorities for the treatment of moderate to severe Restless Legs Syndrome (RLS). Neupro® has also been filed with the US regulatory authorities as adjunctive therapy with levodopa in adult patients with advanced stage Parkinson's disease.

UCB reported positive Phase III results from a study evaluating Keppra® XR (levetiracetam), a once daily extended release formulation as adjunctive therapy in refractory epilepsy patients with partial onset seizures. The study met its primary endpoint for seizure reduction over placebo during the treatment period. Keppra® XR was well tolerated. A US regulatory filing for Keppra® XR is foreseen in Q1 2008. For Keppra® XR a withdrawal to monotherapy trial has been initiated in the USA with results expected in H2 2009.

The Phase III clinical programme for Rikelta™ (brivaracetam) has started as adjunctive therapy in patients with refractory partial-onset epilepsy. Results are expected in the third quarter 2009.

Rikelta™'s first Phase III study in Unverricht Lundborg Disease (ULD) has been completed. The trial did not meet the primary endpoint of symptom relief of action myoclonus, but has shown beneficial effects in secondary analyses. Full results including an analysis of secondary endpoints as well as data from the second Phase III trial are expected to be available in Q2 2008. UCB has broken new ground as the first company to engage in regulatory studies aimed at one of the most severe Progressive Myoclonic Epilepsies.

The proof of concept trial (Phase IIa) with lacosamide in osteoarthritic pain was terminated. Based on the outcome of a first interim analysis, which was performed as defined in the protocol in a subset of patients, it was decided not to continue the trial due to futility. No safety concerns were identified.

Inflammation & Autoimmune disorders:
The Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMEA) has adopted a negative opinion on the market authorisation application for Cimzia® (certolizumab pegol) in the treatment of patients with Crohn's disease. UCB has submitted an appeal requesting a CHMP re-examination of the opinion. A decision is expected during the first half of 2008.
The regulatory application of Cimzia® in rheumatoid arthritis in the US has been submitted, acceptance is expected in January 2008. Filing in Europe is planned for H1 2008.

UCB completed a Phase II re-treatment study for Cimzia® in psoriasis with patients who had relapsed during the off treatment period of the initial Phase II study. Results show that the majority of the re-treated patients are able to re-capture response: 72% for the low dose group (200 mg EOW) and 91% for the high dose group (400 mg EOW) reached PASI75. Re-treatment with Cimzia® was well tolerated. UCB is finalising the further development plans for Cimzia® in psoriasis with an update expected in the first half of 2008.

Analyses of recently closed clinical trials for epratuzumab in the treatment of systemic lupus erythematosus (SLE) suggest a favourable efficacy and tolerability profile. The US open-label extension study for those patients benefiting from treatment during the initial studies is still ongoing. A Phase IIb dose ranging study with epratuzumab for SLE is scheduled to commence in the first quarter 2008 with results anticipated in the first half of 2009.

UCB is collaborating with Amgen to develop a sclerostin antibody, a novel anabolic therapy for bone loss disorders. Results from a Phase I rising single dose study were presented at the American Society for Bone and Mineral Research (ASBMR) congress in September 2007. Anti-sclerostin was generally well-tolerated, and no dropouts due to adverse events were observed. Single doses up to 10 mg/kg SC resulted in dose-related increases in bone formation markers (e.g. P1NP) and decreases in bone resorption markers (e.g. sCTX). Increases in bone mineral density were observed as early as one month post-dose. UCB and Amgen are encouraged by the first-in-human data and are currently planning the future development programme.

Oncology:
A Phase IIa trial with CDP791 to treat non-small cell lung cancer has been completed. The observation of the patients for progression free survival is ongoing. Results are expected when data are sufficiently mature (80% of the events have occurred), most likely in the first quarter 2008.

A Phase I/II trial with CMC544 in combination with rituximab to treat Non-Hodgkin's Lymphoma (NHL), a project partnered with Wyeth, is continuing and preliminary data are encouraging. Further analysis is ongoing and data are expected to be presented during 2008. A Phase III study has started to evaluate CMC544 in follicular NHL in combination with rituximab. Results of this study are expected in 2011.

UCB confident to exceed financial guidance for 2007:
UCB anticipates revenue for the full year 2007 to slightly exceed last year's pro forma revenue of € 3.5 billion. Recurring EBITDA is expected to exceed € 720 million, while reported net profit for 2007 is expected to exceed € 100 million. Full financial results for 2007 will be published on 29 February 2008.

Financial outlook for 2008:

2008 will again be a year of continuous progress in the execution of UCB's strategy and of substantial investment in the company's future growth. Revenue is expected to decrease to approx. € 3.4 billion due to the patent expiry of Zyrtec® in the US. Recurring EBITDA for the full year 2008 is expected to reach approximately € 650 million. Net profit is expected to exceed € 100 million in 2008.

Changes in UCB's Board of Directors

Brussels (BELGIUM), 14 December 2007 at 7:00 AM CET – During its meeting of December 13, 2007, the Board of Directors examined the changes in its composition to occur by the next General Assembly on April 24, 2008, when the mandates of four Directors will come to an end. The Board is proposing candidates for their replacement.

The following Directors will leave on April 24, 2008:

- Alan Blinken, Board member since 2000, who will retire having reached the age limit applicable for Board members;
- Guy Keutgen, Board member since 1984, and Jean-Louis Vanherweghem, Board member since 1999, who at their own request, are not up for re-election;
- Georges Jacobs who, when retiring from his executive functions as CEO of the company in 2005, had accepted to chair the Board for a term of three years and is not seeking re-election. Georges Jacobs said: "After 39 years in this Company, 17 as CEO and 3 as Chairman of the Board, I think it is time to go and I am happy to have ensured during my chairmanship, a smooth transition towards its new destiny."

The Board decided to appoint Karel Boone, independent Director since 2000, as its Chairman to replace Georges Jacobs as from April 24, 2008. Karel Boone is Chairman of the Board of Directors of Lotus Bakeries, of Vandemoortele and Honorary Chairman of the FEB (Federation of Belgian Companies).

With a view to further broadening the skills of the Board, three candidates have been selected to be appointed as new Board members at the next Shareholders' meeting:

- Thomas Leysen, CEO of Umicore and next Chairman of the FEB (Federation of Belgian Companies), who will join the Board of UCB as of January 1, 2009;
- Jean-Pierre Kinet, Professor at Harvard Institute of Medicine and at the Beth Israel Deaconess Medical Center;
- Armand De Decker, President of the Belgian Senate.

The Board paid a special tribute to George Jacobs, CEO of UCB from 1987 to 2005 and Chairman of the Board of Directors since 2005. Under his chairmanship, thanks to his knowledge and long experience in the pharmaceutical and chemical activities of UCB, Georges Jacobs has been particularly helpful at supporting his successor Roch Doliveux, the CEO of UCB, in the transformation of UCB into a pure biopharmaceutical company.

The Board of Directors expressed its sincere thanks to Georges Jacobs for his long and outstanding career at UCB and for his major contribution to the fundamental transformation and growth of the UCB Group.

The Board also thanked Jean-Louis Vanherweghem, Guy Keutgen and Alan Blinken for their competent and valuable contribution to the Board of Directors.

Keppra XR™ Extended- Release Tablets Filed with the FDA

U.S. Food and Drug Administration (FDA) has accepted for filing the New Drug Application (NDA) for the use of Keppra XR™ (levetiracetam) in the adjunctive treatment of partial onset seizures in adults with epilepsy.

Brussels, BELGIUM – January 16, 2008 at 7:00 am CET – UCB announced today that the New Drug Application (NDA) for the use of Keppra XR™ (levetiracetam) extended- release tablets in the adjunctive treatment of partial onset seizures in adults with epilepsy has been accepted for filing by the U.S. Food and Drug Administration (FDA).

"This filing is another important step in the development of UCB's epilepsy franchise and demonstrates our commitment to bringing new and innovative therapies to the epilepsy community." said Iris Loew-Friedrich, MD, PhD, Global Head of Development, UCB Group. "There is an ongoing need for new antiepileptic drug options without the limitations of twice daily dosing. Epilepsy therapies with more convenient dosing schedules may help encourage greater patient compliance, which is important to effective seizure control."

The filing for Keppra XR™ is supported by a Phase III, multicenter, randomized, double-blind, placebo-controlled study evaluating the efficacy, safety, and tolerability of extended-release levetiracetam tablets (2x500 mg) once-daily as adjunctive therapy in 158 refractory epilepsy patients, 12 to 70 years of age, with partial onset seizures.1

The study met its primary endpoint for seizure reduction over placebo during the treatment period ($p=0.038$). The median per cent reduction of partial onset seizures in the extended-release levetiracetam group was 46.1% compared to 33.4% with placebo during the 12 week treatment period. Additionally, 24.0% of patients randomized to the extended-release levetiracetam group had seizure frequency per week reduced by 75-100%, compared with 11.4% of patients in the placebo group. In the extended-release levetiracetam group 10.1% of patients had 100% reduction in partial onset seizures and 8.9% were free from any type of seizure over the treatment period, compared to 2.5% and 1.3% in the placebo group, respectively. 1

The study also found that extended-release levetiracetam tablets were generally well tolerated. The most common reported adverse events that occurred more frequently in the extended-release levetiracetam group were somnolence, influenza, nausea, nasopharyngitis, irritability, and dizziness.1

ucb

FDA Agrees to Review Cimzia® File for the Treatment of Rheumatoid Arthritis

Brussels, Belgium - February 6, 2008 at 7:00 am CET - UCB today announced that the U.S. Food and Drug Administration (FDA) agreed to accept, for filing and review, a biologics license application (BLA) for Cimzia® (certolizumab pegol) for the treatment of adult patients with active rheumatoid arthritis (RA). Cimzia® is an investigational agent. If approved, Cimzia® will be the first and only PEGylated anti-TNF (Tumor Necrosis Factor) biologic therapy available for the treatment of rheumatoid arthritis.

"As a new anti-TNF, we believe that Cimzia® would provide an important new option for people living with this disease," said Olav Hellebo, President Inflammation Operations, UCB.

The BLA is based on data from more than 2,367 patients and includes three multi-center, placebo-controlled Phase III trials which were recently presented at the American College of Rheumatology (ACR) Annual Scientific Meeting.

In these studies, Cimzia®, given with methotrexate, was shown to be significantly more effective than methotrexate alone for the inhibition of joint damage progression in patients with active RA as early as 24 weeks (RAPID 1 and RAPID 2). Cimzia® was shown to rapidly reduce the signs and symptoms of active RA with peak ACR50 and 70 responses achieved at 14 and 16 weeks. Improvement in physical function and quality of life measures were also seen for up to one year (RAPID 1). Further, Cimzia® administered as monotherapy showed significant improvement in signs and symptoms of RA from week 1, and this benefit was maintained through week 24 (Study 011). The most commonly occurring adverse reactions were headache, nasopharyngitis, and upper respiratory tract infections. Reported serious adverse reactions were infections (including tuberculosis) and malignancies (including lymphoma), consistent with findings from other trials in the anti-TNF class.

Preparation for submission of a Marketing Authorization Application (MAA) to the European Medicines Agency (EMEA) for Cimzia® in the treatment of RA is ongoing, with filing planned in the first half of 2008.

In September 2007, Cimzia® was approved in Switzerland for the treatment of Crohn's disease and it was launched in January 2008.

ucb

FDA Approves XYZAL® (levocetirizine dihydrochloride) Oral Solution for the Relief of Seasonal and Year Round Allergies and Chronic Idiopathic Urticaria

Brussels, Belgium and Paris, France - February 19, 2008 at 8:00 am CET – UCB and sanofi-aventis announced today that the U.S. Food and Drug Administration (FDA) approved a New Drug Application (NDA) for XYZAL® (levocetirizine dihydrochloride) 0.5 mg/mL oral solution, a prescription antihistamine indicated for the relief of symptoms associated with indoor and outdoor allergies, as well as the treatment of chronic idiopathic urticaria. XYZAL® tablets received FDA approval on May 25, 2007 and both formulations are now approved for use in adults and children 6 years and older.

"The oral solution of XYZAL® provides a welcome alternative for those patients who have difficulty swallowing or who prefer liquid medication," said Michael S. Blaiss, MD, Clinical Professor of Pediatrics and Medicine at the University of Tennessee Health Science Center in Memphis, Tennessee. "Both the oral solution and tablets offer patients powerful and long-lasting allergy relief."

Studies in allergic rhinitis patients demonstrated levocetirizine significantly reduced the symptoms of sneezing, itchy nose, runny nose, and itchy eyes. Studies in chronic idiopathic urticaria patients showed levocetirizine significantly reduced the severity of itching and the number and size of wheals.

In September 2006, UCB and sanofi-aventis entered into an agreement to launch and co-market XYZAL® in the U.S. UCB and sanofi-aventis have a long history in the allergy treatment arena and are committed to advancing treatment for allergy sufferers and helping meet unmet medical needs for patients with chronic allergy symptoms.

TRADUCTION LIBRE

UCB
Société Anonyme
Allée de la Recherche, 60
1070 Brussels
RPM : 0403.053.608

CO-ORDINATED TEXT OF THE STATUTES AS AT THE 29 FEBRUARY 2008

CHAPTER I - NAME, REGISTERED OFFICE, PURPOSE AND DURATION OF THE COMPANY

Article 1

The company is a "societe anonyme" (limited company) and is entitled "**UCB**".

It has, in the sense of the Companies Code, the status of a company having made or making public appeals for savings.

Article 2

The registered office of the company is located in Brussels (1070 Brussels), Allée de la Recherche, 60.

It can be transferred to any other place in Belgium by a decision of the Board of Directors. Any change in the registered office shall be published in the annex to the "Moniteur Belge" at the request of the Board of Directors.

The company may establish, by decision of the Board of Directors, administrative or trading offices, branches or agencies in Belgium or abroad.

Article 3

The purpose of the company is to hold and manage direct or indirect shareholdings in other companies having a purpose directly or indirectly related to research, development, industrial or commercial activities, focused mainly but not exclusively on the pharmaceutical industry.

The company can provide support services for third parties, in particular for companies in which the company has a direct or indirect interest.

More generally it can undertake any commercial, industrial, financial, property, real estate operation, both in Belgium and elsewhere, which may be directly or indirectly related to the above purposes, including, without being limited to, the financing of the companies in which it has an interest by way of loans, guarantees, grants of securities or in any other manner.

In a transition phase until 30 June 2008, the company can also continue to carry out its historical activities of research, manufacture, purchase, sale and processing of compound chemical and pharmaceutical products and of similar or complementary materials and products, on its own behalf or on behalf of another company of the UCB Group.

Article 4

The company, founded on the twenty-sixth of May One Thousand nine hundred and twenty-five, the duration of which has been extended several times, has an unlimited duration with effect from the eleventh of June One thousand nine hundred and eighty-five.

CHAPTER II - CAPITAL, SHARES, SUBSCRIPTION AND PAYMENT

Article 5

The capital of the company is five-hundred and fifty million, ninety-five thousand, one hundred and fifty-six euros (€ 550,095,156) represented by one hundred and eighty-three million, three hundred and sixty-five thousand, and fifty-two (183,365,052) shares of no par value, fully paid.

Article 6

The capital of the company can be increased one or more times by a decision of a General Meeting of Shareholders constituted under the conditions required to modify the statutes.

Article 7

When the increase in capital approved by the Board of Directors includes a share premium, the amount of such premium, after any deduction of costs, shall be allocated in full to an undistributable reserve account designated "Share premium account", which will become, in the same way as the capital of the company, the guarantee to third parties and cannot be reduced or abolished except by a decision of a General Meeting held in accordance with the conditions as to quorum and majority required by Article 612 of the Companies Code.

Article 8

In the case of an increase in capital payable in cash, the new shares to be issued shall be preferentially offered to the shareholders, in proportion to the number of shares they hold.

The opening date for such subscription and the period allowed for the exercise of preferential subscriptions shall be fixed by the General Meeting or by the Board of Directors within the framework of the authorised capital.

In the interests of the company, however, this preferential right to subscribe can be restricted or cancelled by a General Meeting constituted under the conditions required to modify the statutes, or by the Board of Directors within the framework of the authorised capital.

The Board of Directors has, in all cases, the authority to sign agreements with third parties including clauses and conditions that it deems appropriate to ensure the subscription of the shares to be issued.

Article 9

Calls for further payments on shares that are not fully paid shall be decided unrestrictedly by the Board of Directors.

Any shareholder who, after one month's notice given by registered letter, fails to make such further payment, shall be liable to pay the company interest calculated at the discount rate of the National Bank plus two percent with effect from the date, on which the payment is due.

The Board of Directors can, in addition, after a second notice has remained unanswered for one month, pronounce the shareholder forfeit and have his shares sold on the stock exchange, without prejudice to its right to claim any amounts outstanding plus any damages and interest.

The exercise of the right to vote appertaining to shares, on which payments have not been made, is suspended so long as such payments, properly demanded and due, have not been fully made.

With the authorisation of the Board of Directors, shares can be wholly or partly paid up in advance. This authorisation can only be made conditionally.

Article 10

Any reduction in capital can only be made by a decision of a General Meeting constituted under the conditions required to modify the statutes, with all shareholders in identical situations being treated equally.

The notice calling the meeting shall indicate the manner by which the proposed reduction will be made and the purpose of the operation.

CHAPTER III - SHARES AND THEIR TRANSFER

Article 11

a) Fully paid shares are registered, dematerialized or bearer shares, at the request of the shareholder, according to the law.

Bearer shares of the company, already issued and registered on a custody account or an investment account on 1 January 2008, will exist under the dematerialized form as from that date. Other bearer shares will automatically be converted into dematerialized shares, as from their registration on a custody account or an investment account as from 1 January 2008.

Until they are fully paid up, shares are registered and may only be transferred after prior agreement by the Board of Directors.

b) Any shareholder holding shares not fully paid who wishes to transfer all or part of his shareholding, should notify his intention by registered letter to the Board of Directors, indicating the name of the candidate to be approved, the number of shares offered for sale, the price and the proposed terms of sale.

The Board of Directors may, by registered letter, oppose this sale within a month of such notification, by presenting another candidate as purchaser to the selling shareholder. The candidate proposed by the Board will have a right of pre-emption on the shares offered for sale, unless the proposed seller withdraws from the sale within fourteen days. The right of pre-emption will be exercisable at a unit price corresponding to the lower of the two following amounts :

- the average closing price of a UCB ordinary share on the "marché continu" of the Euronext Brussels in the thirty Stock Exchange working days preceding the notification under the preceding paragraph, reduced by the amount still to be paid up;

- the unit price offered by the third party proposed for approval.

The abovementioned notification by the Board of Directors shall be taken as notification of the exercise of the right of pre-emption in the name and for the account of the purchasing candidate presented by the Board.

The price will be payable within the month of this notification without prejudice to any more favourable conditions offered by the third party presented for approval.

c) If the Board does not reply within the period of a month from notification set out in the first paragraph of sub-section b) above, the sale may take place on conditions no less favourable than those set out in the abovementioned notification for the benefit of the candidate presented for approval.

Article 12

The rights and obligations appertaining to a share shall accompany the share no matter who holds it. Possession of a share implies adhesion to the statutes of the company and to the decisions of General Meetings and of the Board of Directors, or in general to those taken in respect of these articles.

The company can only acquire its own shares following a decision of a general meeting of shareholders.

The Board of Directors may, for a period of three years from the publication in the annexes to the Moniteur Belge of the decision of the extraordinary general meeting of the 10th June, 2003, purchase shares of the company with a right to vote or, if in existence, without a right to vote, without a prior decision of the general meeting, by way of purchase or exchange, directly or indirectly, when such acquisition is necessary to avoid serious and imminent damage to the company.

This authorisation is extendable by the general meeting for identical terms by a decision taken in accordance with the conditions as to quorum and majority required by Article 559 of the Companies Code.

The arrangements set out in the two preceding paragraphs are also applicable to the acquisition by way of purchase or exchange of shares in the company by one of its direct subsidiaries as defined by article 627 of the Companies Code.

Article 13

The shares are indivisible as far as the company is concerned. If several persons have rights to the same share, the company can suspend the exercise of the rights appertaining to it, until such time as one person only shall be designated as the owner of the share vis-à-vis the company.

Article 14

The company can issue cash vouchers or bonds, and even mortgage bonds, by a decision of the Board of Directors, which shall determine the type, the rate of interest and issue, the method and the time of redemption and reimbursement of such bonds, and all other conditions of their issue.

The company can issue either convertible loan stock or rights of subscription, attached or non-attached to other shares, within the conditions fixed by the Companies Code.

CHAPTER IV - MANAGEMENT

Article 15

The company shall be managed by a Board of Directors having at least three members, whether shareholders or not, appointed for three years by the General Meeting and at all times subject to dismissal by the General Meeting.

Retiring Directors are eligible for re-election. The period of office of retiring Directors, who are not re-appointed, ceases immediately on the closing of the Ordinary General Meeting.

The General Meeting shall determine the fixed or variable remuneration of the Directors and the value of their attendance vouchers, to be charged to operating expenses.

Article 16

The Board shall elect a Chairman from amongst its members and, if it deems appropriate, one or more Deputy Chairmen.

Article 17

The Board of Directors shall meet on being summoned by its Chairman, a Deputy Chairman or the Director replacing them, as often as the interests of the company require.

It shall be summoned whenever at least two of its members so request.

The meetings shall be held at the place indicated in the summons.

Article 18

The Chairman, the Deputy Chairman or the Director who replaces them shall preside at the meetings of the Board of Directors.

The Board cannot validly transact business unless a majority of the members are present or represented. The quorum of those present shall be calculated in relation to the number of directors voting and without taking account of those who, in application of the Companies Code, are obliged to withdraw from the discussion. If the number of Board members is insufficient, the Directors shall be summoned by registered letter to a further meeting. The decisions of this second Board meeting shall be valid however many members are present or represented.

Any Director who is unable to attend can delegate another member of the Board to represent him and to vote in his name by a simple letter, telegram, telex or telefax. No Director shall, however, represent more than one of his colleagues.

Decisions are taken by a majority of votes; should there be a tie, the vote of the Chairman of the meeting shall be decisive.

In those cases where the law permits it, which cases must remain exceptional and justifiable by urgency and the social interest, the decisions of the Board of Directors may be taken by the unanimous consent of the Directors expressed in writing.

Article 19

The proceedings of the Board shall be set down in minutes, to be kept in a special register and signed by all Board members present at the meeting; should a member refuse to sign, this must be mentioned in the minutes.

Copies or extracts of the minutes to be produced in court or elsewhere shall be signed by two Directors.

Article 20

The Board of Directors is invested with the broadest powers to transact any business required or appropriate to the carrying out of the objectives of the company, except for those which the law reserves to the General Meeting of shareholders.

It represents the company with regard to third parties and in court as a plaintiff or as a defendant.

Article 21

Without prejudice to its right to appoint special representatives for tasks decided by it, the Board may entrust the day-to-day administration of the company to one or more persons, whether Directors or not, acting jointly or separately.

The Board of Directors may also set up a management committee or an executive committee, the composition and powers of which it determines.

Article 22

Without prejudice to Article 21 of these statutes, the company will be validly represented by two Directors acting jointly, whether before the courts as plaintiff or defendant, or in regard to third parties for all acts, including those involving a ministerial or public officer. They will not need to be covered in any instance, in respect of third parties, by a prior decision of the Board of Directors.

CHAPTER V - SUPERVISION AND CONTROL

Article 23

The company's operations are supervised by one or more auditors, appointed and dismissed by the General Meeting, according to the provisions of the law. If several auditors are appointed, they constitute a Board. They can divide the duties of supervising the company amongst themselves.

Article 24

The auditors are appointed for a three-year period. Retiring auditors are eligible for re-appointment.

The period of duty terminates at the end of the Ordinary General Meeting.

Article 25

The auditors are entitled, at any time, to examine the books, correspondence, minutes and generally all the documents and files of the company without removing them. They are entitled to ask for any explanation or information from the company's Directors, agents or employees and to undertake any verifications, which they deem necessary.

They are entitled to require the Directors to make available to them at the company's registered office all information concerning affiliated companies or other companies linked by a participating interest, insofar as they deem this information necessary to verify the company's financial position.

They are entitled to require the Directors to ask third parties for confirmation of amounts due or receivable and of other relationships with the company being verified.

Article 26

The auditors shall draw up a detailed written report for the Ordinary General Meeting.

In their report, the auditors shall indicate and justify clearly and precisely, any reservations or objections they may feel obliged to make. If not, they shall expressly state that they have no reservations or objections to make.

Article 27

The auditors shall attend the General Meetings whenever the meeting is to transact business on the basis of a report drawn up by them. They are entitled to speak at the meeting on matters relating to the performance of their duties.

Article 28

The auditors are liable to the company for faults committed by them in carrying out their duties.

Article 29

The auditors shall perform their duties in respect of joint works councils (conseils d'entreprise) pursuant to and within the limits of the provisions of the law.

Article 30

The emoluments of the auditors shall consist of a fixed amount determined at the beginning and for the duration of their period of duty by the General Meeting in each particular case. These can be modified with the approval of the parties. They shall be charged to the general expenses of the company.

The auditors shall not receive any advantage from the company, of any kind whatsoever, other than these emoluments. The company shall not grant loans or advances nor give nor constitute guarantees for the benefit of the auditors.

CHAPTER VI - GENERAL MEETINGS

Article 31

The General Meeting, having been validly convened, represents all the shareholders. It has the powers set out by the law and by these statutes. Its decisions are binding on all shareholders, even those absent, legally incapable or dissenting.

Article 32

An Ordinary General Meeting shall be held every year at the company's registered office or any other place mentioned in the summons, on the last Thursday in April, at 11.00 a.m.

If this day is a holiday, the meeting will take place on the first working day thereafter at the same time.

The meeting shall hear the reports of the Board of Directors and the auditors, shall discuss the annual accounts and take all decisions appertaining thereto, shall decide by a special vote on the discharge to be given to the Directors and auditors and, if need be, shall re-elect or replace the retiring Directors and auditors.

The notice calling the Ordinary General Meeting must include on the agenda the discussion of the reports of the Board of Directors and of the auditor(s), the discussion and adoption of the annual accounts, the discharge to be given to the Directors and auditors, the re-election and replacement of retiring Directors and auditors or of those whose seat is vacant.

A special or Extraordinary General Meeting can also be convened any time that the interests of the company so require.

It must be convened when shareholders representing at least one-fifth of the shares so request.

Article 33

General Meetings, whether ordinary, special or extraordinary, shall be convened by a notice from the Board of Directors or the auditor(s).

Article 34

The notice of any general meeting shall contain its agenda, indicating the subjects to be dealt with and the proposed resolutions. Notice of meetings shall be given by announcements inserted:

a) in the "Moniteur Belge", at least twenty-four days before the meeting; and
b) in a national newspaper, at least twenty-four days before the meeting.

In the event that it is necessary to issue a further notice of meeting and where the date of the second meeting has been indicated in the first notice of meeting, the two time limits provided by the foregoing sub-paragraphs for the insertion of announcements relating to the second meeting shall be reduced to at least seventeen days before the meeting.

Fifteen days before the meeting, letters shall be sent out to registered shareholders, registered holders or owners of subscription rights, holders of registered certificates issued by the company, directors and auditors, without it being necessary to prove that this formality has been carried out; these letters shall be sent by ordinary post unless addressees agree individually, expressly and in writing to have notices of meetings sent to them by other means.

Article 35

Registered shareholders shall be admitted to the meeting if they have been registered for at least five clear days before the date of that meeting.

Holders of dematerialized shares and, as long as bearer shares still exist, holders of bearer shares, must deposit the certificates established by a bank or a registered financial operator, or deposit the bearer shares at one of the places designated in the notice at least five clear days before the meeting.

Article 36

Any shareholder can be represented at the General Meeting by a proxy who is himself entitled to vote.

Legal entities, such as companies, can be represented by a proxy, who is not himself a shareholder.

Either spouse can be represented by the other. Minors and legally incapable persons can be represented by their tutors or guardians.

The Board of Directors can determine the form of proxies, which must be lodged at the registered office at least three clear days before the date of the meeting; by a unanimous and general decision, the Bureau can waive the deadline set for filing proxies.

Article 37

The General Meeting shall be chaired by the Chairman of the Board of Directors, failing whom by a Deputy Chairman, and should none of them be able to attend, by another Director. The Chairman shall appoint the Secretary, who does not have to be a shareholder, and choose two scrutineers from amongst the shareholders present who, together with the Directors present, shall constitute the Bureau.

Article 38

Each share gives the right to one vote.

Any person or entity who acquires or subscribes to beneficial ownership in shares, whether registered or not, in the capital of the company, conferring a right to vote, will be obliged, within two working days of such purchase or subscription, to declare by registered letter addressed to the company the number of shares purchased or subscribed for, together with the total number of shares held, when such number in total exceeds a proportion of 3 % of the total voting rights exercisable, before any possible reduction, at a General Meeting. The same procedure will have to be followed each time that the person obliged to make the initial declaration mentioned above increases his voting strength by an

additional tranche of 3 % of the total voting rights as defined above, above the 3 % originally declarable or when following the sale of shares, his voting rights fall below one of the limits specified above. Failure to respect this statutory requirement will be able to be penalised in the manner laid down by Article 516 of the Companies Code.

No-one may at a General Meeting cast a greater number of votes than those relating to such shares as he has, in accordance with the above paragraph, declared himself to be holding, at least forty-five days before the date of the Meeting.

Article 39

The General Meeting can only consider questions on the agenda, even if they concern the dismissal of Directors or auditors.

Except for cases stipulated by the law or by these statutes, the Meeting's decisions are valid however many shares are represented and are taken by majority vote.

Minutes of the General Meetings shall be signed by the Members of the Bureau and the shareholders who so request.

Copies or extracts of these minutes shall be signed either by the Chairman of the Board of Directors, or by two Directors.

Article 40

Whatever are the items on the agenda, the Board of Directors has the right to prorogue any ordinary general or other meeting. It can use this right at any moment, but only after the opening of the discussions. Its decision must be notified to the general meeting before the closure of the meeting and be mentioned in the minutes. This notification involves the full right to annul all decisions of whatever nature adopted in the course of the meeting. The shareholders must be given notice of a further meeting three weeks later, with the same agenda. The formalities completed to attend the first meeting, including the deposit stipulated in Article 35 and, as the case may be, procurations, will remain valid for the second meeting. New deposits will be permitted within the periods laid down by the statutes.

CHAPTER VII - ACCOUNTING YEAR, ANNUAL ACCOUNTS, DISTRIBUTION, RESERVES

Article 41

The accounting year shall begin on the first of January every year and shall end on the thirty-first of December.

Article 42

On the thirty-first of December every year, the accounts of the company shall be closed and the Board of Directors shall draw up the annual accounts in compliance with the provisions of the law.

The documents, together with the management report of the Board of Directors, shall be submitted to the auditor(s) one month before the Ordinary General Meeting.

The Report of the Board of Directors shall include a comment on the annual accounts with a view to describing faithfully the development and position of the company's affairs. It shall also include

data on the important events which occurred after the closure of the trading year and, insofar as they are not likely seriously to prejudice the company's interests, indications on the circumstances which may particularly influence the company's growth. The report shall also include information on research and development activities. Where relevant, it shall give a description of transactions decided on by the Board of Directors during the trading year, dealing with the acquisition or the acceptance as surety of the company's own shares during the trading year, the increase of capital within the context of the authorised capital, the limitation or cancellation of the preferential rights of existing shareholders and the issuing of convertible bonds or rights to subscription.

The annual accounts and the other documents listed in Article 553 of the Companies Code shall be made available to the shareholders at the company's registered office, where they can be consulted and copied for at least fifteen days.

The annual accounts, the report of the directors and the report of the auditor or auditors shall be sent to the registered shareholders at the same time as the notice calling the meeting.

Article 43

A favourable balance on the profit and loss account after the deduction of all expenses and general charges whatsoever, of necessary depreciation and of provisions for losses in value, shall constitute the net annual profit of the company.

At least five percent of these profits shall be allocated to the creation of a legal reserve fund; this allocation shall be no longer mandatory once the reserve has reached one-tenth of the capital of the company.

The surplus shall be at the disposal of the General Meeting, which shall decide on how to distribute it, after hearing the proposal of the Board of Directors.

The profits to be distributed shall be made up of the profits of the previous trading year, plus the profits carried forward, plus the sums withdrawn from distributable reserves, less losses carried forward, amounts allocated to the legal reserve and to the non-distributable reserves created by application of the law or of the statutes.

No amounts can be distributed, when the net assets are less than the paid up capital plus all reserves, that the law or the statutes stipulate are not to be distributed, or if net assets were to become less than this amount following such distribution.

By net assets should be understood the total assets as presented on the balance sheet less provisions and debts.

Article 44

Within thirty days of approval, the annual accounts shall be filed, at the company's expense, by the Board of Directors as stipulated in Articles 98 and following of the Companies Code.

Article 45

The payment of dividends shall be made annually at the times and places fixed by the Board of Directors.

The Board of Directors can, at its own risk and on the basis of a statement of the assets and liabilities of the company, drawn up not more than two months beforehand, which has been verified by

the auditor(s), decide to pay interim dividends to be deducted from the profits of the current trading year where relevant, reduced by the loss brought forward or increased by the profit brought forward and can set the date for such payments.

This decision cannot be taken less than six months after the closure of the preceding trading year, nor before approval of the accounts for that year.

When one interim dividend has been paid, the decision to distribute another cannot be taken less than three months after the decision to distribute the first dividend.

CHAPTER VIII - WINDING UP, LIQUIDATION

Article 46

The General Meeting of shareholders constituted under the conditions required to modify the statutes, can decide to wind up the company at any time.

If, due to losses, the net assets are reduced to an amount less than one-half of the capital of the company, the General Meeting of shareholders shall be convened within at least two months of the date of the losses becoming known or of the time at which they should have become known, in order to consider the possible winding up of the company or other measures set out in the agenda, as the case may be.

The Board of Directors shall justify its proposals in a special report made available to the shareholders, as the law requires.

If the net assets are reduced to an amount less than one-quarter of the capital, the winding up can be decided by one-quarter of the votes cast at the meeting.

If the net assets are reduced to less than the legal minimum, any interested party can apply for the winding-up of the company at the Commercial Court having jurisdiction; the Court can give the company a period of time to put the situation in order.

Article 47

In all cases of the winding up of the company, the General Meeting shall designate one or more liquidators, shall determine their powers and their remuneration (if any). Should this decision fail to be taken by the General Meeting, the liquidation shall be carried out by the Directors in office, who will constitute the liquidating board.

Every year the liquidator(s), or the Directors responsible for the liquidation, shall submit the results of the liquidation to the General Meeting with an indication of the causes which have prevented the liquidation from being completed.

Article 48

After paying all debts and charges of the company and reimbursing the paid up registered capital, the balance shall be shared in equal parts by all the shares.

CHAPTER IX - GENERAL PROVISIONS

Article 49

For the execution of these statutes, all registered shareholders, directors, auditors, liquidators, domiciled in another country shall elect domicile in Belgium, failing which they shall be deemed to have elected domicile at the company's registered office.

Article 50

On matters not covered by these statutes, the Companies Code shall be taken into account.

The provisions of this Code, except those specifically excluded, are deemed, therefore, to be included in these statutes.

News

www.ucb-group.com

Full Year 2007 Financial Results

UCB on track:

Strong Financials Exceeding Outlook

Major Steps Forward in R&D

Solid revenue of EUR3.6 billion with net sales of EUR3.2 billion, were driven by outstanding Keppra® sales of more than EUR1 billion, Xyzal® sales growing to EUR168 million, excellent performance of Neupro® with sales of EUR52 million, supported by successful US launch.

Underlying profitability, recurring EBITDA, of EUR741 million was supported by successful integration of Schwarz Pharma with EUR166 million synergies realised in 2007.

Net profit reached EUR160 million, reflecting the acquisition related financial expenses, in addition to substantial restructuring expenses as well as additional investments for the launch of new products.

In 2007 UCB achieved three regulatory approvals and new product filings for four indications.

Brussels (BELGIUM), 29 February 2008 at 7:00 AM CET – UCB today announces its consolidated full year 2007 financial results.

Roch Doliveux, CEO of UCB, comments: "2007 was an important year for UCB – especially with two new product launches in the USA, four regulatory filings in the USA and the EU. We achieved an impressive amount of R&D milestones, although we did not meet all our R&D goals. I am particularly proud that more and more patients with severe diseases, especially with epilepsy and movement disorders, benefit from UCB's medicines. I am also pleased by the underlying positive financial performance, which is in line with previous years' all time high performance and supported by our successful integration."

Solid top line - cost containment – substantial realisation of synergies

Despite the impact of weakening US Dollar and Japanese Yen, total revenue reached EUR3 626 million remaining flat compared to 2007*. Net sales increased by 1%* while royalty income as well as other revenue declined, compared with the same period in 2006.

Net sales reached EUR3 188 million up 1%* (currency adjusted +6%) mainly driven by Keppra® *(levetiracetam)*, Xyzal® (*levocetirizine*) as well as Neupro® (*rotigotine* transdermal system). This growth was achieved despite the fact that net sales were impacted by the patent expiration of Zyrtec® (*cetirizine*) in the USA and continued generic competition for other products, the impact of discontinued product sales following several divestments, the impact of the loss of products due to change of control clauses as well as state-mandated price reductions in Europe.

* Full consolidation of UCB and Schwarz Pharma – Comparison of reported FY 2007 versus pro-forma FY 2006 figures at actual rates

UCB's anti-epileptic, Keppra®, continued its strong growth, enhancing its market position in the treatment of epilepsy, and particularly its leadership in the USA and Europe supported by new indications and forms. Keppra® net sales grew by 35% (currency adjusted +43%) to EUR1 026 million, compared with 2006. UCB's prescription anti-histamine, Xyzal®, continued its growth in Europe and the emerging markets, reaching net sales of EUR168 million, up 18% compared to 2006 (currency adjusted +19%). Sales following the recent successful launch of Xyzal® in the USA are not consolidated but UCB's part of the profit sharing agreement with sanofi-aventis is reported in other revenue. UCB's anti-histamine, Zyrtec®, reached global net sales of EUR487 million, decreasing by 13% (currency adjusted -7%) during 2007, reflecting a slow-down in the USA (12 months in-market sales reached US dollars 1.54 billion) prior to patent expiration as well as sales decreases in Europe due to further generic erosion and Xyzal® substitutions and lower sales in rest of world mainly due to a weak allergy season in Japan. The Parkinson's patch, Neupro®, reached net sales of EUR52 million representing an excellent uptake after first European launches in 2006 and by the successful launch of Neupro® in the USA in July 2007.

Royalty income of EUR294 million, declined by 14%* mainly due to the remaining impact of the Boss patent expiry and the one-time income recognised in 2006 for toll-manufacturing fees, with solid royalty flows on sustained Zyrtec® sales in the USA and an increased continuing royalty income from UCB's biotechnology patents. Other revenue, which comprises milestone payments and profit share contributions as well as contract manufacturing sales for third parties, amounted to EUR144 million, down 2%.

Gross profit of EUR2 579 million is 6%* lower than 2006 with cost of sales of EUR1 047 million, up 19%*. Cost of sales was impacted by a one-time non-cash inventory step-up of EUR93 million as required by IFRS and additional EUR52 million amortisation expenses linked to the acquisition of Schwarz Pharma.

Marketing & Selling expenses of EUR1 054 million remained flat* with significant investments into the launches of Neupro® and Xyzal® in the USA, as well as in the preparation for expected launches, off-set by the realisation of synergies.

Research & Development expenses of EUR788 million were 3%* lower due to decreasing expenses related to the successful completion of Phase III programmes, optimisation of key processes and cost reductions due to critical mass, whilst continuing to invest in UCB's development pipeline.

General & Administrative expenses of EUR267 million are down 15%* mainly due to realisation of synergies.

Operating profit (EBIT) of EUR344 million is down 48%* impacted by restructuring and integration expenses of EUR123 million, inventory step up of EUR93 million, impairment charges of EUR36 million, Cimzia® *(certolizumab pegol)* start up and other related expenses of EUR23 million. Synergies of EUR166 million and capital gains mainly on the sale of Cytec shares and OTC business in France, partly compensate the negative impact on the operating profit. In addition, 2006 operating profit included significant capital gains due to the divestiture of non-strategic products amounting to EUR135 million.

* Full consolidation of UCB and Schwarz Pharma – Comparison of reported FY 2007 versus pro-forma FY 2006 figures at actual rates

Net profit amounted to EUR160 million, down 59%*, reflecting increased financial expenses in connection with the acquisition, a one-time non-cash impact of IFRS related inventory step-up of EUR93 million (pre-tax) and reduced after-tax contribution of non-recurring items.

Net profit adjusted for the after tax impact of one-off items and acquisition related inventory step-up amounts to EUR292 million, down 15%* (currency adjusted down 5%) with operating performance partially compensating the incremental acquisition related financial expenses and intangible amortisation expenses.

Underlying profitability, recurring EBITDA, reached EUR741 million decreasing by 1%* (currency adjusted growing by 7%), reflecting good operational performance nearly compensating for the weak US Dollar and Japanese Yen.

UCB's balance sheet as of the end of December 2007 is comparable to the balance sheet at year end 2006 as Schwarz Pharma's balance sheet was already fully consolidated as of that date. As of 31 December 2007 UCB's total liabilities and shareholders equity amounts to EUR9 555 million, less than the EUR10 560 million as of year end 2006 (restated). This is mainly the result of the sale of Cytec shares with a carrying value of EUR248 million, the efforts undertaken to reduce working capital further, and the use of available cash to reduce external borrowings.

The net debt position of UCB as of 31 December 2007 amounts to EUR1 915 million including financial borrowings of EUR2 420 million, mainly related to the acquisition of Schwarz Pharma. Net debt position as of 31 December 2006 was EUR2 108 million. The net debt reduction of EUR193 million stems from the sustained cash flow generation and the positive currency impact on the portion of the syndicated loan denominated in US Dollar.

Cash flow from operating activities reached EUR490 million in 2007, up 53%. Cash flow from investing activities was an outflow of EUR201 million mainly due to the second settlement for the Schwarz Pharma acquisition and further purchases of shares (-EUR217 million) as well as investments in fixed assets (-EUR220 million), partially offset by an inflow from proceeds from divestments (EUR271 million).

Cash flow from financing activities was impacted by dividend payments (-EUR164 million) and reimbursement of debt with available cash (-EUR600 million) amounting to an outflow of EUR766 million.

The Board of Directors recommends a gross dividend of EUR0.92 per share (net dividend of EUR0.69) per share compared to EUR0.90 last year (net dividend of EUR0.675 per share), an increase of 2.2% in line with UCB's dividend policy.

* Full consolidation of UCB and Schwarz Pharma - Comparison of reported FY 2007 versus pro-forma FY 2006 figures at actual rates

Financial outlook for 2008

UCB expects 2008 to again be a year of progress in the execution of UCB's strategy and of substantial investment in the company's future growth. Revenue is expected to decrease to approximately EUR3.4 billion due, in substantial part, to the patent expiry of Zyrtec® and the expected start of generic competition to Keppra® in the USA along with further expected currency deterioration. Notwithstanding incremental marketing & selling expenses in connection with product launches and pre-launch activities, operating expenses should be slightly lower as a result of the continued cost containment efforts. Recurring EBITDA for the full year 2008 is expected to reach approximately EUR650 million. Net profit is expected to exceed EUR100 million in 2008.

R&D update

In 2007 UCB achieved multiple regulatory milestones and gained three regulatory approvals:

- Neupro® for the treatment of advanced Parkinson's in Europe and early Parkinson's in the USA
- Xyzal® for the treatment of allergy in the USA
- Cimzia®, for the treatment of Crohn's disease in Switzerland

Furthermore in 2007 UCB filed two products across four indications with regulatory authorities:

- Vimpat® for the treatment of diabetic neuropathic pain in Europe and the USA
- Vimpat® for the treatment of epilepsy in Europe and the USA
- Neupro® for the treatment of restless legs syndrome in Europe and the USA
- Neupro® for the treatment of advanced Parkinson's in the USA

In early 2008, UCB filed two additional products across two indications with regulatory authorities:

- Keppra® XR, for the treatment of epilepsy in the USA
- Cimzia® for the treatment of rheumatoid arthritis in the USA

In 2007 UCB made numerous advances in clinical development, biggest achievements amongst them were:

- Rikelta™ (*brivaracetam*) entered Phase III evaluation for the adjunctive treatment in partial-onset epilepsy
- CMC544 entered Phase III evaluation for the treatment of non-hodgkin's lymphoma (NHL)
- CDP323 entered Phase IIa evaluation for the treatment of multiple sclerosis

On 14 December 2007 UCB provided an update on latest R&D developments. Since that date, a Phase IIb trial has started evaluating *epratuzumab* in the treatment of systemic lupus erythematosus (SLE).

* Full consolidation of UCB and Schwarz Pharma – Comparison of reported FY 2007 versus pro-forma FY 2006 figures at actual rates

FY 2007 - Financial highlights*

EUR million	Reported FY 2007 *(Audited)*	Pro Forma FY 2006 *(Unaudited)*	Pro Forma Variance* *Actual rate* *(Unaudited)*	Reported UCB FY 2006 *(Audited)*
Revenue	**3 626**	**3 631**	**0%**	2 551
Net sales	3 188	3 144	1%	2 177
Royalty income & fees	294	340	-14%	335
Other revenue[a]	144	146	-2%	39
Gross profit[b]	**2 579**	**2 754**	**-6%**	**2 010**
excluding inventory step up	2 672	2 754	-3%	2 010
M&S expenses	(1 054)	(1 049)	0%	(733)
R&D expenses	(788)	(815)	-3%	(615)
G&A expenses	(267)	(315)	-15%	(196)
Other operating income	10	33		9
Recurring EBIT (REBIT)[b]	**480**	**608**	**-21%**	**475**
excluding inventory step-up	573	608	-6%	475
Non-recurring income/(expenses)	(136)	61	na	97
EBIT (Operating profit)[b]	**344**	**669**	**-48%**	**571**
excluding inventory step-up	437	669	-35%	571
Financial expenses	(125)	(48)	>100%	(54)
Profit before income taxes	**219**	**620**	**-65%**	**517**
Income tax expenses	(60)	(228)	>100%	(150)
Net Profit (after minority interest)	**160**	**391**	**-59%**	**367**

Recurring EBITDA	**741**	**747**	**-1%**	**566**
Adjusted Net Profit [c]	**292**	**343**	**-15%**	**318**
EPS (Euro per non-diluted share)	0.89	2.17	-60%	2.54
Adjusted EPS (Euro per non-diluted share)	1.62	1.90	-15%	2.20
Number of outstanding shares (non-diluted in million)	180	180	0	

a *UCB reclassified income generated by license or profit sharing agreements as well as sales resulting from contract manufacturing as "other revenue" thus deducting them from net sales. The 2006 income statement on a reported and pro forma basis is restated accordingly*

b *After EUR93 million acquisition related inventory step-up*

c *Adjusted for after-tax impact of one-off items, after-tax contribution from discontinued operations and inventory step-up*

The 2007 Operating and Financial Report is now available in the IR section of the UCB website.

The Board of Auditors has confirmed that the audit of the consolidated accounts adopted by the Board of Directors has been completed, without revealing any material misstatement. The Board of Auditors has also confirmed that the accounting data reported in the press release is consistent, in all material respects, with the accounts from which it has been derived.

* Full consolidation of UCB and Schwarz Pharma – Comparison of reported FY 2007 versus pro-forma FY 2006 figures at actual rates

About UCB

UCB, Brussels, Belgium (www.ucb-group.com) is a global leader in the biopharmaceutical industry dedicated to the research, development and commercialisation of innovative pharmaceutical and biotechnology products in the fields of central nervous system disorders, allergy/respiratory diseases, immune and inflammatory disorders and oncology. UCB focuses on securing a leading position in severe disease categories. Employing around 12,000 people in over 40 countries, UCB achieved revenue of EUR3.6 billion in 2007. UCB S.A. is listed on the Euronext Brussels Exchange and, through its affiliate, owns approx. 89% of the shares of SCHWARZ PHARMA AG. SCHWARZ PHARMA AG (Monheim, Germany) is a member of the UCB Group.

Further information

Antje Witte, Vice-President Corporate Communications & Investor Relations, UCB Group
T +32.2.559.9414, Antje.witte@ucb-group.com

Mareike Mohr, Associate Director Investor Relations, UCB Group
T +32.2.559.9264, Mareike.mohr@ucb-group.com

Conference Call

UCB will host a Press Conference Call on Friday, 29 February 2008, 9.30 am GMT

Dial:	*(+32) (0) 2 789 86 04*	*Belgium*
	(+49) (0) 69 710 445 601	*Germany*
	(+44) (0) 20 8322 2048	*U.K.*
	(+44) (0) 20 8322 2048	*Europe*

UCB will host an Analyst & Investor call on Friday, 29 February 2008, 1.00 pm GMT

Dial:	*(+32) (0) 2 789 86 03*	*Belgium*
	(+49) (0) 69 710 44 5598	*Germany*
	(+44) (0) 20 3003 2657	*U.K.*
	(+44) (0) 20 3003 2657	*Europe*
	(+1) (0) 866 966 5335	*U.S.A.*

Forward looking statement

This press release contains forward-looking statements based on current plans, estimates and beliefs of management. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation, exchange rate fluctuations and hiring and retention of its employees.

ucb

RECEIVED
2008 APR -2 A 7:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Changes in UCB's Executive Committee

Jean-Pierre Pradier Executive Vice President, Corporate Human Resources to retire, Fabrice Enderlin is his successor.
Iris Löw-Friedrich, Executive Vice President, Development is new member of the Executive Committee.

Brussels, Belgium – March 3, 2008 at 7:00 am CET - UCB today announced the appointment of Iris Löw-Friedrich, Executive Vice President, Development and Chief Medical Officer and Fabrice Enderlin, Executive Vice President, Corporate Human Resources as new members of UCB's Executive Committee with effect from March 1, 2008. Fabrice Enderlin is taking over the position from Jean-Pierre Pradier, who has announced he will be retiring on April 30, 2008.

Roch Doliveux, Chief Executive Officer of UCB said, "We are pleased to announce the two appointments to our Executive Committee. UCB is gaining two experts in their respective fields with a track record of accomplishments and extensive experience in the pharma industry. I am confident that Iris and Fabrice will make major contributions as we build UCB into the next generation biopharma leader." He further commented, "I would also like to pay particular tribute to Jean-Pierre Pradier who will be greatly missed. Jean-Pierre's contribution to the transformation of UCB has been pivotal. I thank him for his remarkable leadership in putting together an impressive human resources organization and laying the foundation for the new UCB. We wish him health, happiness and success in his much earned retirement."

Jean-Pierre Pradier joined UCB in 1997, at a time when UCB was expanding all over the world and need a globalised HR force. In January 2005, he was appointed member of the Executive Committee.

Fabrice Enderlin joined UCB in January 2008. Fabrice started his career during his study of Political Sciences at McDonald's and worked in the steel industry for Arcelor while completing his Master Degree in Human Resources. He joined the Pharma industry, first with Ciba, then Novartis as Vice President HR Pharma France. He joined GSK at the time of the merger, initially as Vice President HR France. From 2003 until end of 2007, Fabrice served as the Vice President HR with GSK Biologicals, the vaccines division of GSK, located in Belgium.

Prof. Dr. Iris Löw-Friedrich has been UCB's Senior Vice President, Development since September 1, 2007. In August 2001 Iris became a member of the SCHWARZ PHARMA AG Executive Board with responsibility for Research & Development. She has been a clinical professor for internal medicine at the University of Frankfurt

am Main/Germany since 2000. Iris has significant experience and expertise in worldwide drug development within the Pharmaceutical industry.

She held senior positions at Hoechst AG with global responsibility for clinical development programs in rheumatology, immunology and bone diseases as well as at BASF Pharma with responsibility for all pharma projects.

As of March 2008, UCB's Executive Committee, chaired by Roch Doliveux, Chief Executive Officer, has the following members, all of whom are Executive Vice Presidents: Fabrice Enderlin, Melanie Lee, Iris Löw-Friedrich, Jean-Pierre Pradier (until April 30, 2008), Bill Robinson, Detlef Thielgen and Bob Trainor.

RECEIVED
2008 APR -2 A 7:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Early Data on Cimzia® from the WELCOME Study Show Efficacy in Infliximab-Refractory Crohn's Disease Patients

First Presentation of Six-Week Data from the WELCOME Study at ECCO

Brussels, Belgium – 4 March 2008 - 7:00 am CET — Six-week data from the WELCOME trial presented at the 3rd congress of the European Crohn's and Colitis Organisation (ECCO) show Cimzia® (certolizumab pegol), the first and only PEGylated anti-TNFα, to be effective in Crohn's patients who are intolerant, or are no longer responding to infliximab.

This is the first presentation of the initial six-week induction results from WELCOME, a 539-patient, Phase IIIb multicentre study of the effects of Cimzia® on Crohn's patients for whom infliximab treatment was not successful. During this six-week induction stage, all patients received 400mg of Cimzia® sub-cutaneous at Weeks 0, 2 and 4. At Week 6, 61 percent of the patients had achieved the primary endpoint of response, defined as a decrease in Crohn's Disease Activity Index (CDAI)* score ≥100 points from baseline. In addition, 39 percent of the patients were in remission, defined as a CDAI score ≤150 points.1

"These induction results are very promising," commented study investigator Professor Severine Vermeire of Katholieke Universiteit Leuven, Belgium. "The WELCOME data show that certolizumab pegol could be a treatment option for patients with Crohn's disease who are refractory to other biological agents, showing consistent results across all patient groups."

In the WELCOME study, Cimzia® has demonstrated a low incidence of injection site pain* (less than 2 percent). The most commonly occurring AEs were headache, nasopharyngitis, nausea, vomiting, pyrexia and arthralgia. The incidence of serious adverse events (SAEs) was 7 percent and the most frequent SAEs involved gastrointestinal disorders (5 percent) and infections and infestations (2 percent).2

In September 2007, Cimzia® was approved in Switzerland for the treatment of Crohn's disease and it was launched in January 2008.

* MedDRA Preferred term

ucb

FDA Statement relating to Tussionex

Brussels (Belgium) – March 11, 2008 - Today's action by the FDA is consistent with UCB's efforts to ensure proper use of the product.

Working with the FDA, UCB proactively incorporated changes into Tussionex labeling last year. Although Tussionex was not indicated for use in children less than six (6) years of age, the changes made in 2007 included the addition of a contraindication for children less than six (6) years of age and stressed the importance of proper dosing. UCB also notified healthcare professionals of these changes in the form of a Dear Healthcare Professional letter.

Tussionex was approved by the FDA in 1987 and has been used by millions of patients since then.

For more information and the full list of the FDA's recommendations, visit http://www.fda.gov/cder/drug/infopage/hydrocodone/default.htm

ucb

Press Release - Regulated information

UCB advises US-physicians to down-titrate patients on Neupro® in view of out-of-stock situation in the US

UCB initiates recall of Neupro® batches, which will lead to an out-of-stock situation in the United States in late April.
Patients in the US are advised to contact their healthcare provider.
Neupro® supply is sufficient in other regions.

Brussels, Belgium - March 20, 2008 at 7:00 am CET — UCB announced today that the company will be recalling Neupro® (rotigotine transdermal system) in the United States and certain batches in Europe. The recall decision resulted from ongoing monitoring of marketed product, which revealed a deviation from the approved product specification. As a result, there will be an out-of-stock situation with Neupro® in the United States in late April 2008. In the European Union and most other regions Neupro® supply is sufficient.

"We have informed the FDA and agreed to actions to inform healthcare providers and patients," said Iris Loew-Friedrich, MD, PhD, Chief Medical Officer, UCB. "We advise patients in the US to contact their healthcare provider to begin the down-titration of Neupro® as per the guidelines in the label. It is strongly advised that patients do not discontinue therapy abruptly. I also want to emphasize that the issue is not one of product contamination or toxicity but rather one of possibly reduced clinical performance of some patches."

Down-titration (reduction of the dose) should be gradual and performed under medical supervision. Rapid reduction of therapy for Parkinson's disease has been associated with a symptom complex resembling neuroleptic malignant syndrome or akinetic crises.

Neupro® is indicated for the treatment of the signs and symptoms of early-stage idiopathic Parkinson's disease in the US and early and late stages of the disease in Europe and is distributed by Schwarz Pharma, a company of UCB Group.

Depending on the resolution timeline of this issue, the full effect on UCB's business is not yet known. Therefore, UCB's 2008 financial outlook is under review and will be updated as soon as possible.

Press Release - Regulated information

CHMP Upholds Negative Opinion for the EU Application for Cimzia® in the Treatment of Crohn's Disease

Brussels, Belgium - March 20, 2008 at 5:00 pm CET — UCB announced today that the European Medicines Agency (EMEA) Committee for Medicinal Products for Human Use (CHMP) has rejected the appeal following CHMP refusal of the Marketing Authorization Application (MAA) for Cimzia® (certolizumab pegol) in the treatment of patients with Crohn's disease, a chronic and debilitating inflammatory disease. This decision comes following an appeal the company filed after a previous negative opinion was adopted by the CHMP in November 2007 and only applies to UCB's filing for Cimzia® in Crohn's disease in the EU.

"The CHMP's negative opinion is disappointing for UCB," said Olav Hellebo, Senior Vice President UCB & President Inflammation Operations. "Nevertheless, we are pleased that specific safety and quality concerns raised by the committee in November, were resolved through the appeal process. UCB remains committed to the development of medicines to satisfy the needs of patients with autoimmune disorders."

UCB
Société anonyme
Allée de la Recherche, 60
1070 Brussels, Belgium

RPM 0403.053.608

RECEIVED
2008 APR -2 A 7:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The shareholders are invited to attend the Annual General Meeting, which will be held on Thursday, 24 April 2008, at 11:00 a.m. at the registered office, for the purpose of considering the items shown on the agenda set out below:

Ordinary business

1. Management report of the Board of Directors(*)

2. Reports of the Auditors

3. – Presentation of the consolidated accounts of the UCB Group
   – Approval of the annual accounts of UCB S.A. and allocation of profits or losses
   Proposed resolution: the General Meeting approves the annual accounts of UCB S.A. to 31.12.2007 and the allocation of the profits or losses reflected therein.

4. Discharge of the Directors
   Proposed resolution: the General Meeting gives a discharge to the Directors.

5. Discharge of the Auditors
   Proposed resolution: the General Meeting gives a discharge to the Auditors.

6. Appointments pursuant to the Articles of Association
   Proposed resolutions:

   6.1. The General Meeting renews the appointment as Director of Countess Diego du Monceau de Bergendal(*), which is due to expire, for the period provided by the Articles of Association.

   6.2. The General Meeting renews the appointment as Director of Dr. Peter Fellner(*), which is due to expire, for the period provided by the Articles of Association.

   6.3. The General Meeting renews the appointment as Director of Mr. Gerhard Mayr(*), which is due to expire, for the period provided by the Articles of Association.

   6.4. The General Meeting acknowledges the position of Mr Gerhard Mayr as an independent Director according to the law, satisfying the independence criteria provided by law and by the Board of Directors.

   6.5. The General Meeting renews the appointment as Director of Count de Pret (Arnoud)(*), which is due to expire, for the period provided by the Articles of Association.

   6.6. The General Meeting renews the appointment as Director of Mrs Jean van Rijckevorsel(*), which is due to expire, for the period provided by the Articles of Association.

   6.7. The General Meeting resolves to appoint, effective 1 January 2009, Mr. Thomas Leysen(*) as a new Director for the period to expire at the Ordinary General Meeting to be held in 2011.

   6.8. The General Meeting acknowledges the position of Mr Thomas Leysen as an independent Director according to the law, satisfying the independence criteria provided by law and by the Board of Directors.

   6.9. The General Meeting resolves to appoint Mr. Jean-Pierre Kinet(*) as a new Director for the period provided by the Articles of Association.

   6.10. The General Meeting acknowledges the position of Mr. Jean-Pierre Kinet as an independent Director according to the law, satisfying the independence criteria provided by law and by the Board of Directors.

6.11. The General Meeting resolves to appoint Mr. Armand De Decker(*) as a new Director for the period provided by the Articles of Association.

6.12. The General Meeting acknowledges the position of Mr Armand De Decker as an independent Director according to the law, satisfying the independence criteria provided by law and by the Board of Directors.

6.13. The General Meeting resolves to appoint Mr. Norman J. Ornstein(*) as a new Director for the period provided by the Articles of Association.

6.14. The General Meeting acknowledges the position of Mr. Norman J. Ornstein as an independent Director according to the law, satisfying the independence criteria provided by law and by the Board of Directors.

(*) *Management Report of the Board and curriculum vitae are available at* www.ucb-group.com

7. Remuneration and presence fees for members of the Board of Directors and Board Committees (Audit Committee and Remuneration and Nomination Committee)
   Proposed resolutions:
   The General Meeting fixes the annual emoluments of Directors at EUR 60,000, of the Chairman of the Board of Directors at EUR 120,000 and of the Vice Chair at EUR 90.000.

   The General Meeting fixes the presence fees of the Directors at EUR 1,000 EUR per meeting, of the Chairman of the Board of Directors at EUR 2,000 per meeting and of the Vice Chair of the Board of Directors at EUR 1,500 per meeting.

   The General Meeting fixes the annual additional remuneration of the members of the Board Committees at EUR 7,500 and of the Chairmen of the Board Committees at EUR 15,000.

Special business

8. Purchase of own shares intended for management personnel of the UCB Group (*Articles 620 and 627 of the Companies Code)*
   Proposed resolution:
   The company is authorised to purchase its own shares on the Stock Exchange for a period of eighteen months from the date of the General Meeting dated 24 April 2008, with a view to such shares potentially being used in the context of free allocations or issues of stock options implemented by the Board of Directors of UCB S.A. for the benefit of managers of the UCB Group, up to a maximum of 2,300,000 shares.
   Purchases may take place on the Stock Exchange at a minimum price of EUR 20 and at a maximum price of EUR 60.
   Shares acquired in this way may be disposed of by the company without prior authorisation by the General Meeting, upon the exercise of purchase options under the conditions provided by the stock option plans relating to the aforementioned shares.
   Throughout the period of ownership by the company of the shares purchased, the rights attached to such shares shall be suspended. Coupons relating to dividends which fall due during this period of ownership shall be destroyed and the company's profits shall be divided among the shares whose rights have not been suspended.
   The authorisations referred to in paragraphs 1 and 2 above shall apply to purchases and disposals carried out by direct subsidiaries within the meaning of Article 627 of the Companies Code and those which act on behalf of the company.
   Shares purchased by such subsidiaries shall be charged to the total of 2,300,000 shares referred to in paragraph 1 above. Throughout the period of ownership of the shares by the purchasing subsidiary, the voting rights attached to such shares shall be suspended.

9. Programme of free allocation of shares:
   This authorisation from the General Meeting is not required by law but is recommended in order to insure transparency and in accordance with UCB's Charter of Corporate Governance.
   Proposed resolution:
   The General Meeting approves the decision of the Board of Directors to allocate a number of 290,000 to 355,000 maximum free shares:
   - of which 160,000 to personnel of the Leadership Team in 2008, namely to about 45 individuals, according to allocation criteria linked to the level of responsibility of those concerned. The allocations of these free shares will take place on completion of the condition that the interested parties remain employed within the UCB Group for a period of at least 3 years after the grant of awards;
   - of which 130,000 to 195,000 maximum to employees members of the Leadership Team qualifying for the Performance Share Plan and for which payout will occur after a three year vesting period and will vary from 0% to 150% of the granted amount depending on the level of achievement of the performance conditions set by the company at the moment of grant.

10. US Employee Stock Purchase Plan
    Proposed resolution:
    The General Meeting approves the rules of the UCB S.A. U.S. Employee Stock Purchase Plan, a summary of which is available on www.ucb-group.com/investor_relations/calendar, the Plan having been approved by the Board of Directors of UCB S.A. on 26 October 2006, and that, in accordance with the requirements of the Internal Revenue Code 1986, the aggregate number of ordinary shares of UCB S.A. that may be purchased by participants pursuant to the Plan shall not exceed 500,000 shares, and the companies whose employees will be offered options to purchase shares shall be the subsidiaries of UCB S.A. that are incorporated or formed under the laws of a state of the United States, as designated in accordance with the terms of the Plan.

11. Register of shareholders and register of warrant-holders in electronic format
    Proposed resolution:
    The general assembly has decided that from this date the register of shareholders and the register of warrant-holders may be managed in electronic format according to the possibility offered by article 463 of the Company Code.

12. Application of article 556 of the Company Code
    Proposed resolution:
    According to article 556 of the Company Code, the General Meeting approves that third parties be granted rights which can affect the assets of the company or create a debt or an obligation of the company in the event that the exercise of these rights is dependant on making a public bid on the shares of the company or on a change of control, as contained in the Stock Award Plans or the Performance Share Plans, which provide that in case of takeover or of merger, the awards granted will vest in full on the date of the change of control, except if the participant accepts to exchange his awards prior to the change of control.

In order to attend this meeting, the shareholders need to deposit their bearer shares, at the latest by Saturday, 19 April 2008, at the offices and agencies of KBC BANK S.A.

Shareholders who wish to be represented need to deposit their proxy forms at the registered office of the company by Monday, 21 April 2008, at the latest.

THE BOARD OF DIRECTORS,

END